                                                  Filed Pursuant to Rule 424(b)4
                                                  Registration No. 333-109157
PROSPECTUS


                                     [LOGO]

                                   $74,750,000
                           THE TOWN AND COUNTRY TRUST
                  5.375% CONVERTIBLE SENIOR NOTES DUE 2023 AND
   COMMON SHARES OF BENEFICIAL INTEREST ISSUABLE UPON CONVERSION OF THE NOTES
                                 ---------------

         On August 4, 2003, we issued and sold $65,000,000 aggregate principal amount of our 5.375% Convertible Senior Notes due 2023 to Banc of America
Securities LLC, as initial purchaser, in a private placement. On September 3, 2003, we issued and sold an additional $9,750,000 aggregate principal amount of the notes pursuant to the exercise of an option by the initial purchaser. This prospectus will be used by selling securityholders to resell the notes and the common shares of beneficial interest issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of the notes or the common shares by any of the selling securityholders.

         The notes bear interest at the rate of 5.375% per year. Interest on the notes is payable in arrears on February 15 and August 15 of each year, beginning on February 15, 2004. The notes will mature on August 15, 2023. We may redeem some or all of the notes at any time on or after August 21, 2010 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date.

         The notes are convertible, initially at a conversion rate of 39.20185 common shares per $1,000 principal amount of notes (subject to adjustment in specified events), under the following circumstances: (1) during specified periods, if the price of our common shares reaches, or the trading price of the notes falls below, specified thresholds described in this prospectus; (2) if we call the notes for redemption; or (3) upon the occurrence of specified business transactions described in this prospectus. The initial conversion rate is equivalent to an initial conversion price of $25.509 per common share. Holders will also have the right to require us to purchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest on August 15, 2008, August 15, 2010, August 15, 2013 and August 15,
2018 or upon a fundamental change as described in this prospectus. See
"Description of Notes - Conversion Rights" beginning on page 18 for more information about the convertibility of the notes.

         Our common shares, which include the common shares issuable upon the conversion of the notes, are subject to restrictions on ownership designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See "Description of Shares of Beneficial Interest -- Restrictions on Ownership and Transfer" beginning on page 38 for more information about these restrictions.

         The notes are our unsecured and unsubordinated obligations and do not have the benefit of a sinking fund. The notes rank equally with all of our other unsecured and unsubordinated debt and effectively rank junior to our secured indebtedness and to all liabilities of our subsidiaries.

         Our common shares are listed on the New York Stock Exchange under the symbol "TCT." The last reported sales price of our common shares on the New York
Stock Exchange on November 12, 2003 was $24.15.

         The notes are evidenced by a global note deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus, beneficial interests in the global note will be shown on, and transfers thereon will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

         The notes and the common shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, the common shares may be sold from time to time in ordinary brokerage transactions effected on the New
York Stock Exchange. See "Plan of Distribution."

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

         SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT IMPORTANT FACTORS
YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR THE COMMON SHARES.

                                 ---------------

               The date of this prospectus is November 13, 2003.



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                                TABLE OF CONTENTS

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                                                                                      PAGE
                                                                                      ----

Where You Can Find More Information.............................................      i
Forward-Looking Statements......................................................      ii
Summary.........................................................................      1
Risk Factors....................................................................      6
Use of Proceeds.................................................................      14
The Company.....................................................................      14
Price Range of Common Shares and Dividend Policy ...............................      14
Ratio of Earnings to Fixed Charges..............................................      16
Description of Notes............................................................      17
Description of Shares of Beneficial Interest....................................      37
Selling Securityholders.........................................................      40
Federal Income Tax Considerations...............................................      42
Plan of Distribution............................................................      60
Legal Matters...................................................................      61
Experts.........................................................................      61

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Such material can also be obtained from the SEC's worldwide web site at http://www.sec.gov. Our common shares are listed on the NYSE under the symbol "TCT" and all such reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

         We "incorporate by reference" in this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to another document that we have filed with the SEC. The information incorporated by reference is an important part of this prospectus. Any statement that is contained in a document incorporated by reference in this prospectus shall be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of this prospectus.

         We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effectiveness of the registration statement and any filings thereafter and prior to the termination of this offering:

         - our annual report on Form 10-K for the year ended December 31, 2002;

         - our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

         - our quarterly report on Form 10-Q for the quarter ended June 30, 2003;

         -     our current report on Form 8-K filed on May 15, 2003;

         -     our current report on Form 8-K/A filed on June 24, 2003;

         -     our current report on Form 8-K filed on July 28, 2003;

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         -     our current report on Form 8-K filed on July 30, 2003;

         -     our current report on Form 8-K filed on August 4, 2003;

         -     our current report on Form 8-K filed on August 13, 2003;

         -     our current report on Form 8-K filed on September 5, 2003;

         -     our current report on Form 8-K filed on September 24, 2003;

         -     our current report on Form 8-K filed on September 25, 2003;

         -     our current report on Form 8-K filed on October 14, 2003;

         -     our current report on Form 8-K filed on November 12, 2003;

         -     our current report on Form 8-K/A filed on November 12, 2003;

         -     our definitive proxy statement filed on March 28, 2003; and

         - the description of our common shares contained in our registration statement on Form 8-A, filed on June 4, 1993.

         Any party to whom this prospectus is delivered may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this prospectus), at no cost, by writing or telephoning us at the following address: The Town and Country Trust, 100 South Charles Street, Suite 1700, Baltimore, Maryland 21201, telephone number (410) 539-7600, Attention:
Secretary.

         You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference.

                           FORWARD-LOOKING STATEMENTS

         The matters discussed in this prospectus include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend that such forward-looking statements be subject to the safe harbors created by those acts. Words and phrases such as "looking ahead," "we are confident," "should be," "will be," "predicted," "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. These forward-looking statements reflect our current views regarding future events and financial performance but are subject to many known and unknown risks, uncertainties, and other factors relating to our operations and business environment which may cause our actual results to differ materially from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to:

         -     interest rate fluctuations;

         - competition for tenants and acquisitions from others, many of whom may have greater financial resources than we do;

         - changes in rental rates which may be charged by us in response to market rental rate changes or otherwise;

         -     changes in federal income tax laws and regulations;

         - any changes in our capacity to acquire additional apartment properties and any changes in our financial condition or operating results due to the acquisition of additional apartment properties;

         - unanticipated increases in rental expenses due to factors such as casualties to our apartment properties or adverse weather conditions in the geographic locations of our apartment properties; and

         - local economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the real estate investment trust industry, or the markets in which our apartment properties are located.

         Although we believe that the assumptions underlying the forward-looking statements contained in this prospectus are reasonable, there can be no assurance that such statements will prove to be accurate. In view of the significant uncertainties associated with such forward-looking statements, the inclusion of this information should not be construed as a representation by us that the results or conditions described in such statements will be achieved. We undertake no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                                     SUMMARY

         In this prospectus, "we", "us" and "our" refer to The Town and Country Trust and its subsidiaries. The following summary contains basic information about us, the notes and our common shares. It does not contain all of the information that may be important to you. For a complete understanding of us, the notes and our common shares, we encourage you to read this entire prospectus carefully, as well as the documents incorporated by reference into this prospectus.

                                   OUR COMPANY

         We are a self administered and self managed real estate investment trust, or "REIT," organized in Maryland in 1993. We operate in one industry segment, the ownership and operation of multifamily apartment communities. At November 6, 2003, we owned 40 apartment communities with 13,645 apartment units located in selected markets in the Mid-Atlantic and Southeast regions of the United States.

                            ------------------------

         Our headquarters are located at 100 South Charles Street, Suite 1700, Baltimore, Maryland 21201, and our telephone number is (410) 539-7600.






                                       1
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                                  THE OFFERING

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
Issuer............................     The Town and Country Trust.

Securities Covered by this
Prospectus........................     $74,750,000 aggregate principal amount of 5.375% Convertible Senior
                                       Notes due 2023 and the common shares issuable upon conversion of the notes.

Maturity..........................     August 15, 2023, unless earlier redeemed, purchased or converted.

Interest..........................     5.375% per annum on the principal amount, payable semiannually in arrears on February 15 and August 15 of each year, beginning
                                       February 15, 2004.

Ranking...........................     The notes are our unsecured and unsubordinated obligations and rank equally with all our other existing and future unsecured and unsubordinated indebtedness.  The notes are effectively subordinated to all our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and to all liabilities of our subsidiaries.  As of  June 30, 2003, The Town and
                                       Country Trust had outstanding approximately $45.8 million of indebtedness with which the notes ranked equally.  Approximately
                                       $38.8 million of such indebtedness was secured indebtedness, to which the notes were effectively subordinated.  In addition, as of such date, our subsidiaries had outstanding approximately $515.1 million of indebtedness (excluding $45.8 million of indebtedness which was also indebtedness of The Town and Country Trust), and approximately $16.9 million of trade payables and other
                                       indebtedness, to which the notes were effectively subordinated.

Conversion Rights.................     Holders may convert their notes into our common shares (or cash, or a combination of cash and our common shares, at our option, as described herein) under any of the following circumstances:

                                       -       during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common
                                               shares for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to
                                               120% of the applicable conversion price on such last trading day; or

                                       -       on or before August 15, 2018, at any time after a
                                               10-consecutive-trading-day period in which the average of
                                               the trading prices for the notes for that 10-trading-day
                                               period was less than 95% of the average conversion value for the notes during that period, which conversion value is
                                               equal to the product of the last reported sale price of our common shares on a given day multiplied by the then current conversion rate, which is the number of common shares into which each note is then convertible; provided, however, that holders may not convert their notes pursuant to this
                                               provision if, at the time of the calculation, the last
                                               reported sale price of our common shares on a given day is between the then applicable conversion price of the notes
                                               and 120% of the then applicable conversion price of the
                                               notes; or
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                                       2
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                                       -       if the notes have been called for redemption; or

                                       -       upon the occurrence of specified business transactions
                                               described under "Description of the Notes -- Conversion
                                               Rights -- Conversion upon Specified Business Transactions."

                                       For each $1,000 principal amount of notes surrendered for
                                       conversion, you will receive 39.20185 of our common shares (or cash, or a combination of cash and common shares, at our option, as described below). This represents an initial conversion price of
                                       $25.509 per common share. As described in this prospectus and the indenture, the conversion rate may be adjusted for specified reasons, but it will not be adjusted for accrued and unpaid interest. You will not receive any payment representing accrued and unpaid interest upon conversion of a note. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date. Upon conversion, we will have the right to deliver, in lieu of our common shares, cash or a combination of cash and common shares in amounts described under "Description of the Notes
                                       -- Conversion Rights -- Payment upon Conversion."

Sinking Fund......................     None.

Optional Redemption...............     Prior to August 21, 2010 we will not have the option to redeem the notes.  On or after August 21, 2010 we may redeem for cash all or any portion of the notes at any time, upon not less than 30 nor more than 60 days notice, for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, and additional amounts owed, if any, to the redemption date.  See
                                       "Description of the Notes -- Optional Redemption."
Purchase of Notes by Us at the
Option of the Holder..............     Holders will have the right to require us to purchase all or any portion of their notes on August 15, 2008, August 15, 2010, August
                                       15, 2013 and August 15, 2018.  In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, and additional amounts owed, if any, to such purchase date.  We may choose to pay the purchase price in cash, our common shares, or a combination of cash and common shares.  If we elect to pay all or a portion of the purchase price in common shares, we must notify holders not less than 20 business days prior to the purchase date.  Our common shares will be valued at 98.5% of the average of the last reported sale prices of our common shares for the 20 trading days immediately preceding and including the third business day prior to the applicable purchase date.  We may, by execution and delivery to the trustee of a supplemental indenture, without the consent of any holders, extinguish our right to pay any part of the purchase price with our common shares with respect to any purchase of notes by us at the option of the holders occurring on a date after the date of such amendment.  See "Description of the Notes -- Purchase of Notes
                                       by Us at the Option of the Holder."

Fundamental Change................     If we undergo a Fundamental Change (as defined under "Description of the Notes -- Fundamental Change Requires Purchase of Notes by Us at
                                       the Option of the Holder") prior to August 15, 2008, holders
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                                       3

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

                                       will have the right, at their option, to require us to purchase all or a portion of their notes, at a price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, and additional amounts owed, if any, to the
                                       Fundamental Change purchase date. We may choose to pay the purchase price in cash, our common shares, shares of common stock of the surviving corporation (if the surviving corporation is a public reporting company whose shares are listed on a securities exchange or are included in an automated quotation system), or a combination of cash, our common shares and shares of common stock of the surviving corporation. If we elect to pay all or a portion of the purchase price in our common shares and/or shares of common stock of the surviving corporation, those shares will be valued at 98.5% of the average of the last reported sale prices of those shares for the
                                       20 trading days immediately preceding and including the third business day prior to the purchase date. We may, by execution and delivery to the trustee of a supplemental indenture, without the consent of any holders, extinguish our right to pay any part of the purchase price with our common shares or the common stock of the surviving corporation with respect to any purchase of notes by us at the option of the holders upon the occurrence of a Fundamental
                                       Change occurring on a date after the date of such amendment. See
                                       "Description of the Notes-- Fundamental Change Requires Purchase of
                                       Notes by Us at the Option of the Holder."

Use of Proceeds...................     We will not receive any of the proceeds from the sale by any selling securityholder of the notes or common shares covered by this prospectus.
Trustee, Paying Agent and
Conversion Agent..................     The Bank of New York.

Risk Factors......................     See "Risk Factors" beginning on page 6 of this prospectus and other information contained or incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in the notes.

Restrictions on Ownership.........     For us to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of our outstanding capital stock, which includes the common shares issuable upon the conversion of the notes, may be owned, directly or constructively, by five or fewer individuals, as defined in the Code.  Under our declaration of trust, subject to limited exceptions, no person or persons acting as a group may own more than 5.0% of the lesser of the number or value of our outstanding common shares.  See "Description of Shares of Beneficial
                                       Interest-- Restrictions on Ownership and Transfer."  For purposes of these ownership restrictions, ownership of the notes will be treated as ownership of the common shares into which the notes are convertible, on an as-converted basis.


Trading...........................     We do not intend to list the notes on any national securities exchange or include them in any automated quotation system.  The notes sold to qualified institutional buyers are eligible for trading in the PORTAL market; however, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market.
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                                       4
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

NYSE Symbol for our                    Our common shares are listed on the New York Stock Exchange under
Common Shares.....................     the symbol "TCT."

                                  RISK FACTORS

         You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating us, our business and an investment in the notes and our common shares. Any of the following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of the notes and the common shares issuable upon conversion of the notes to decline, which in turn could cause you to lose all or part of your investment.

                         RISKS RELATING TO OUR BUSINESS

OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS ON THE NOTES ARE AFFECTED BY MANY FACTORS INCLUDING THOSE DESCRIBED BELOW.

         OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS ON THE NOTES MAY BE REDUCED BY A DECREASE IN THE RENTAL RATES THAT WE ARE ABLE TO CHARGE.

         Our principal source of revenues is the rents that we charge. We may need to reduce our rental rates from time to time in order to respond to competition from other multifamily apartments or due to a general economic decline in the markets where we operate. A number of our competitors have greater resources than we do and may be able to reduce rates in order to increase occupancy. Also, a general economic decline in areas where we operate may require us to reduce our rental rates.

         OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS ON THE NOTES MAY BE REDUCED BY AN INCREASE IN OUR VACANCY RATES.

         Our average occupancy rate for the six months ended June 30, 2003 was approximately 92.8%. This level of occupancy may not continue indefinitely. Our vacancy rates may increase due to competition or a general market downturn in the areas in which we operate.

         OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS ON THE NOTES MAY BE REDUCED BY AN INCREASE IN OUR EXPENSES THAT CANNOT BE OFFSET BY INCREASES IN RENTAL RATES OR OCCUPANCY.

         Our expenses may increase due to increases in insurance costs, higher levels of inflation, increases in the cost of maintaining our buildings or increases in the cost of living in the areas in which we operate. If our expenses increase we may be unable to increase our rental rates or occupancy levels enough to offset the increased expenses.

         The average age of our apartment communities is 24 years. The age of our communities may place us at a disadvantage in competing with newer apartment communities. As our communities age, the costs of maintaining our communities may increase.

         A DOWNTURN IN THE MID-ATLANTIC REGION OF THE UNITED STATES MAY REDUCE OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS ON THE NOTES AND MAY REDUCE THE VALUE OF OUR PROPERTIES.

         Thirty-two of our 41 properties are located in four states in the Mid-Atlantic region of the United States. As a result, our performance is linked to the economic conditions and the market for apartments in the Mid-Atlantic states. A downturn in the economy in this region may reduce our rental rates, increase our vacancies and reduce the value of our properties.

REAL ESTATE INVESTMENTS' VALUE AND INCOME FLUCTUATE DUE TO VARIOUS FACTORS INCLUDING THOSE DESCRIBED BELOW.

         THE VALUE OF REAL ESTATE FLUCTUATES DEPENDING ON CONDITIONS IN THE GENERAL ECONOMY AND THE REAL ESTATE BUSINESS. THESE CONDITIONS MAY ALSO LIMIT OUR REVENUES AND AVAILABLE CASH.

         The factors that affect the value of our real estate include, among other things:

         -     national, regional and local economic conditions;

         -     demand for rentals in a property's area;

         -     whether tenants consider a property attractive;

         -     how well we manage our properties;

         - competition from comparable properties and alternative types of housing;

         -     tenants' ability to pay rents;

         -     market rental rates;

         - the effects on operating costs of inflation, real estate taxes and other factors;

         -     government regulations and changes in zoning or tax laws;

         -     market interest rates;

         -     mortgage rates;

         - our ability to pay for adequate maintenance and insurance, including insurance premiums, utilities and real estate taxes; and

         -     our potential liability for environmental or other legal claims.

         OUR EXISTING LEVEL OF INDEBTEDNESS COULD PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES AND OTHERWISE RESTRICT OUR ACTIVITIES.

         As of June 30, 2003, we had $439.0 million of indebtedness that comes due in 2008 under our credit facility and we may incur additional indebtedness in the future under this facility, although our ability to incur debt is limited by restrictive covenants. This debt is secured by mortgages on 34 of our properties. In the event that we are unable to service our debt or otherwise default on the related loan, our lender would have the ability to foreclose on the mortgages on all of the subject properties. In addition, our credit facility contains financial and other restrictive covenants that could limit our ability to engage in activities that may be in our long-term best interest. This could make it more difficult to satisfy our obligations with respect to the notes. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in acceleration of all of our debts. We manage our debt to be in compliance with these covenants, but subject to compliance with these covenants, we may increase the amount of our debt at any time without concurrent improvement in our ability to service the additional debt. In addition, if the value of our mortgaged properties declines, the provisions of our credit facility may require us to mortgage additional properties or to repay amounts outstanding under the facility.

         WE MAY BE UNABLE TO REFINANCE OUR EXISTING INDEBTEDNESS IF THE VALUE OF OUR PROPERTIES DECLINE.

         We will likely need to refinance substantially all of our outstanding indebtedness as it matures. We may not be able to refinance our debt due to a number of factors, including a reduction in the value of our properties, and the terms of any refinancing may not be as favorable as the terms of our existing debt. These factors could pressure us to sell assets or to issue equity when we would otherwise not choose to do so.

         COMPETITION IN OUR BUSINESS COULD REDUCE OUR AVAILABLE CASH FLOW.

         The real estate industry is highly competitive. All of our apartments are located in developed areas and compete with numerous other housing alternatives within their respective sub-markets, including other rental apartments, condominiums and single-family homes for rent, as well as new and existing condominiums and single-family homes for sale. In many of our markets, the competition for residents is intense. Some competing communities are larger or newer than ours and many offer features that our communities do not have. The competitive position of each of our apartment communities varies, and some of our competitors may have greater financial resources than we do and other competitive advantages over us.

         WE MAY NOT BE ABLE TO ACQUIRE SUITABLE INVESTMENTS AND OUR ACQUISITIONS MAY NOT ACHIEVE ANTICIPATED RESULTS.

         We intend to continue to selectively acquire apartment communities that meet our investment criteria. However, we compete with other major real estate investors with significant capital, including insurance companies, pension and investment funds, partnerships, investment companies and other apartment REITs, for attractive investment properties. This competition could increase prices for properties that are attractive to us. As a result, we may not be able, or have the opportunity, to make suitable investments on favorable terms in the future.

         In addition, an acquired community may fail to perform as we expected in analyzing our investment, or a significant exposure related to the acquired property may go undetected during our due diligence procedures. Moreover, when we acquire an apartment community, we often invest additional amounts in it with the intention of increasing profitability. These additional investments may not produce the anticipated improvements in profitability.

         Our ability to make acquisitions also depends on our access to an appropriate blend of debt and equity financing. Debt or equity financing may not be available in sufficient amounts, on favorable terms or at all. If we issue additional equity securities to finance acquisitions instead of incurring debt, the interests of our existing shareholders could be diluted.

         POSSIBLE DIFFICULTY OF SELLING APARTMENT COMMUNITIES COULD LIMIT OPERATIONAL AND FINANCIAL FLEXIBILITY.

         We periodically dispose of apartment communities that no longer meet our strategic objectives, but market conditions could change and purchasers may not be willing to pay prices acceptable to us. A weak market may limit our ability to change our portfolio promptly in response to changing economic conditions. Furthermore, a significant portion of the proceeds from our overall property sales may be held by intermediaries in order for some sales to qualify as like-kind exchanges under Section 1031 of the Internal Revenue Code, so that any related capital gain can be deferred for federal income tax purposes. As a result, we may not have immediate access to all of the cash generated from our property sales. In addition, federal tax laws limit our ability to profit on the sale of communities that we have owned for fewer than four years, and this limitation may prevent us from selling communities when market conditions are favorable.

         WE MAY INCUR COSTS AND LIABILITIES DUE TO ENVIRONMENTAL PROBLEMS.

         Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for costs of removal or remediation of certain hazardous or toxic substances, including but not limited to certain molds, on, under or in such property. Such enactments often impose liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may affect adversely the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials, known as "ACMs," into the air and third parties may seek recovery from owners or operators of real property for personal injury associated with ACMs.

         As an owner and operator of apartment buildings, we face the risk that an environmental problem may arise. To the extent that we have an environmental problem, we are subject to potential liability to the tenants of the building and for the costs of cleaning up the problem. While we have not to date suffered a material loss as a result of an environmental problem, it is possible that an environmental problem may develop of which we were previously unaware.

         SOME OF OUR POTENTIAL LOSSES MAY NOT BE COVERED BY INSURANCE.

         We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. While we believe the policy specifications and insured limits of these policies are adequate and appropriate, depending upon the casualty, the insurance may be insufficient to cover our losses. In addition, there are some types of losses, including lease and other contract claims, that generally are not insured and we carry a limited amount of insurance for losses arising out of terrorist attacks. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If this happens, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

         OUR TRANSACTIONS THAT ARE INTENDED TO QUALIFY AS TAX-DEFERRED LIKE-KIND EXCHANGES ARE SUBJECT TO TAX RISKS WHICH COULD ADVERSELY AFFECT OUR LIQUIDITY.

         We have contracted to, and may from time to time in the future, dispose of properties in transactions that are intended to qualify as "like-kind exchanges" pursuant to Section 1031 of the Internal Revenue Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The tax rules governing like-kind exchanges are technical and complex, and their application is subject to uncertainties. We have not obtained a ruling from the IRS with respect to the treatment of such transactions. The failure of any such transaction to qualify as a like-kind exchange could cause us to recognize additional income for federal income tax purposes, on which we could be required to pay tax or make additional distributions. In such a case, we could be required to borrow funds or dispose of assets on unfavorable terms in order to finance such tax payments or distributions.

OUR ORGANIZATIONAL AND FINANCIAL STRUCTURE GIVES RISE TO OPERATIONAL AND FINANCIAL RISKS INCLUDING THOSE DESCRIBED BELOW.

         IN THE CASE OF A SALE OR REFINANCING OF OUR ORIGINAL 26 PROPERTIES, OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER MAY HAVE A CONFLICT OF INTEREST.

         A sale, or refinancing for less than $232 million, of our original 26 properties may cause a significant tax liability to accrue to the limited partners of The TC Operating Limited Partnership. These limited partners include Mr. Harvey Schulweis, who is our Chairman and Chief Executive Officer. As a result, if our board of trustees were presented with the question of whether to sell our original 26 properties or refinance these properties for less than

$232 million, Mr. Schulweis would have a conflict between his interests as a limited partner in The TC Operating Limited Partnership and as our Chairman and Chief Executive Officer.

         OUR CHARTER DOCUMENTS AND APPLICABLE LAW MAY HINDER ANY ATTEMPT TO ACQUIRE US.

         Generally, for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. The Internal Revenue Code defines "individuals" for this purpose to include some types of entities. Under our declaration of trust, no person may own more than 5.0% of the lesser of the number or value of our outstanding common shares, except for the estate of our former Chairman and an affiliated foundation, for which the ownership limit is 29%. These restrictions on transferability and ownership may delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders.

         Our declaration of trust authorizes the board of trustees:

         - to cause us to issue additional authorized but unissued shares of beneficial interest as common or preferred shares;

         - to classify or reclassify any unissued shares of beneficial interest; and

         - to set the preferences, rights and other terms of any classified or reclassified shares of beneficial interest that we issue.

         The board of trustees could establish a series of preferred shares whose terms could delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders. Our declaration of trust and bylaws contain other provisions that may delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders.

         Under Maryland law, as applicable to real estate investment trusts, specified "business combinations" between a Maryland real estate investment trust and an "interested shareholder" (as defined below) or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Business combinations, for purposes of the preceding sentence, include specified mergers, consolidations, share exchanges and asset transfers and some issuances and reclassifications of equity securities. After the end of the five-year period, any business combination with an interested shareholder or an affiliate of the interested shareholder must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least:

         - 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust, voting together as a single voting group; and

         - two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than voting shares held by the interested shareholder with whom, or with whose affiliate, the business combination is to be effected or held by an affiliate or associate of the interested shareholder, voting together as a single voting group.

         These percentage approval requirements do not apply if, among other conditions, the trust's common shareholders receive a statutorily defined minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its common shares. The provisions of the Maryland law also do not apply to business combinations that are approved or exempted by the board of trustees of the trust before the interested shareholder becomes an interested shareholder. The Maryland law defines "interested shareholder" as any person who beneficially owns 10% or more of the voting power of the trust's shares or an affiliate or an associate (as defined in the Maryland law) of the trust who, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of beneficial interest of the trust. A person is not an interested shareholder if, prior to the time the person would have become an interested shareholder, the board approved the transaction which would have resulted in the person becoming an interested shareholder.

         Our board of trustees has adopted an irrevocable resolution which exempts from this statute any business combination with any of our former Chairman's present or future affiliates or associates or any person acting in concert with any of them. As a result, any of these specified persons may be able to enter into business combinations with us which may not be in the best interest of shareholders. With respect to business combinations with other persons, the business combination provisions of Maryland law may delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of our shareholders.

         Additionally, under Maryland law, as amended, "control shares" (as defined below) of a Maryland REIT acquired in a control share acquisition generally have no voting rights except those voting rights that have been approved by a vote of two-thirds of the votes eligible to vote under the statute. Maryland law defines "control shares" as voting shares of stock or beneficial interest which entitle their holder to several specified ranges of voting power in elections of directors. If voting rights are not approved at a meeting of shareholders, a Maryland company generally may redeem any or all of the control shares for fair value. If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares of beneficial interest entitled to vote, all other shareholders may exercise appraisal rights. Our bylaws contain a provision exempting from the control share acquisition statute any future transaction which otherwise would be subject to the statute by any of our former Chairman's present or future affiliates or associates or any person acting in concert with any of them.

         WE MIGHT FAIL TO QUALIFY OR REMAIN QUALIFIED AS A REIT.

         It is possible that we may lose our status as a REIT for federal income tax purposes. Qualification as a REIT for federal income tax purposes is governed by highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations. Our qualification as a REIT also depends on various facts and circumstances that are not entirely within our control. In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the federal income tax consequences of qualification as a REIT.

         If, for any taxable year, we fail to maintain our qualification as a REIT, we could not deduct distributions to shareholders in computing our taxable income and would have to pay federal income tax on our taxable income at regular corporate rates. The federal income tax payable would include any applicable alternative minimum tax. As a result, the amount of money available to distribute to shareholders and to make payments on the notes would be reduced for the year or years involved, and we would no longer be required to distribute money to shareholders. In addition, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless we were entitled to relief under the relevant statutory provisions. Although we currently intend to operate in a manner designed to allow us to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to revoke the REIT election. See "Federal Income Tax Considerations."

                           RISKS RELATED TO THE NOTES

         WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO PURCHASE THE NOTES UPON A FUNDAMENTAL CHANGE OR ON ANY OTHER SCHEDULED PURCHASE DATE, AS REQUIRED BY THE INDENTURE GOVERNING THE NOTES.

         On August 15, 2008, August 15, 2010, August 15, 2013 and August 15, 2018, or following a Fundamental Change as described under "Description of Notes -- Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder," holders of notes may require us to purchase their notes, at our option in cash, in our common shares or a combination thereof. A Fundamental Change may also constitute an event of default under, and result in the acceleration of the maturity of, our then-existing indebtedness. We cannot assure you that we will have sufficient financial resources, or will be able to arrange sufficient financing, to pay the purchase price in cash with respect to any notes tendered by holders for purchase on any of these dates or upon a Fundamental Change. In addition, restrictions in our then-existing credit facilities or other indebtedness may not allow us to purchase the notes. Our failure to purchase the notes when required would result in an event of default with respect to the notes. In addition, if a holder requires us to purchase all or a portion of its notes and we elect to deliver our common shares in satisfaction of our obligation but fail to deliver such common shares, and we then become the subject of a bankruptcy proceeding, a holder may not be able to rescind its notice obligating us to purchase all or a portion of its notes, and a holder's claim may be subordinated to all our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

         THE TRADING PRICES OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE TRADING PRICES OF OUR COMMON SHARES.

         We expect that the trading prices of the notes in the secondary market will be significantly affected by the trading prices of our common shares, the general level of interest rates and our credit quality. This may result in greater volatility in the trading prices of the notes than would be expected for nonconvertible debt securities.

         It is impossible to predict whether the price of our common shares or interest rates will rise or fall. Trading prices of our common shares will be influenced by our operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common shares by us in the market after the offering of the notes, or the perception that such sales may occur, could affect the price of our common shares.

         OUR HOLDING COMPANY STRUCTURE MAY ADVERSELY AFFECT OUR ABILITY TO MEET OUR DEBT SERVICE OBLIGATIONS UNDER THE NOTES.

         Substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to service our debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of our subsidiaries to provide us cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions from our subsidiaries to us may be subject to contractual and other restrictions and are subject to other business considerations.

         THE NOTES ARE EFFECTIVELY SUBORDINATED TO THE LIABILITIES OF OUR SUBSIDIARIES AND ANY OF OUR INDEBTEDNESS THAT IS GUARANTEED BY OUR SUBSIDIARIES.

         The notes are effectively subordinated to all existing and future liabilities of our subsidiaries and any of our indebtedness that is guaranteed by our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors and of the holders of any indebtedness or other obligations guaranteed by that subsidiary, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of June 30, 2003, our subsidiaries had liabilities of $577.8 million, excluding intercompany payables.

         THE NOTES ARE UNSECURED AND, THEREFORE, ARE EFFECTIVELY SUBORDINATED TO OUR SECURED DEBT.

         The notes are not secured by any of our assets or those of our subsidiaries. In addition, the notes are not guaranteed by our subsidiaries. As a result, the notes are effectively subordinated to our existing credit facility, our bank line of credit and other secured debt. The notes will also be effectively subordinated to any secured debt that we may incur. As of June 30, 2003, we had $439.0 million outstanding under our existing credit facility, $38.8 million outstanding under our bank line of credit and $76.1 million of other secured debt. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the pledged assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes.

         AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

         The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchaser has informed us that it intends to make a market in the notes. However, the initial purchaser is not obligated to do so and may cease any market-making activities at any time in its sole discretion without notice.

         Moreover, even if you are able to sell your notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common shares and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

         IF YOU HOLD NOTES, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON SHARES, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON SHARES.

         If you hold notes, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but you will be subject to all changes affecting the common shares. You will have rights with respect to our common shares only if and when we deliver common shares to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our declaration of trust or by-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common shares to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

         WE MAY ISSUE ADDITIONAL COMMON SHARES AND THEREBY MATERIALLY AND ADVERSELY AFFECT THE PRICE OF OUR COMMON SHARES.

         We are not restricted from issuing additional common shares during the term of the notes. If we issue additional common shares, the price of our common shares and, in turn, the price of the notes, may be materially and adversely affected.

         THE CONDITIONAL CONVERSION FEATURES OF THE NOTES COULD RESULT IN YOU RECEIVING LESS THAN THE VALUE OF THE COMMON SHARES INTO WHICH A NOTE IS CONVERTIBLE.

         The notes are convertible into common shares only if specified conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common shares into which the notes would otherwise be convertible.

         THE SALE OF THE COMMON SHARES ISSUABLE UPON CONVERSION OF THE NOTES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON SHARES.

         The sale in the public market of the common shares issuable upon the conversion of some or all of the notes could adversely affect prevailing market prices of our common shares. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale by any selling securityholder of the notes or common shares covered by this prospectus.

                                   THE COMPANY

         We are a self administered and self managed real estate investment trust, or "REIT," organized in Maryland in 1993. We operate in one industry segment, the ownership and operation of multifamily apartment communities. We conduct substantially all of our operations through our operating partnership, The TC Operating Limited Partnership, in which we held an 87% general partnership interest as of June 30, 2003. The remaining 13% limited partnership interest in the operating partnership was retained by certain of the indirect predecessor owners of our original 26 properties, principally Messrs. Alfred Lerner, our former Chairman, and Harvey Schulweis, our Chairman of the Board, President and Chief Executive Officer.

PROPERTIES

         As of November 6, 2003, we owned 40 multifamily properties comprising 13,645 apartment units located in suburban Baltimore, Maryland; suburban Washington, D.C. and northern Virginia; southeastern Pennsylvania; Delaware; Charlotte, North Carolina; and Florida.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

         Our common shares are listed on the New York Stock Exchange under the symbol "TCT." The following table sets forth the high and low sales prices for our common shares, as reported by the New York Stock Exchange composite tape, and the cash dividends declared for the fiscal periods indicated. The last reported sales price of our common shares on the New York Stock Exchange on November 12, 2003 was $24.15 per share.


                                                                                                           CASH
                                                                                                         DIVIDENDS
                                                                   HIGH                  LOW             DECLARED
                                                                 -------               ------         --------------
YEAR ENDED DECEMBER 31, 2001:
     First quarter.....................................          $19.90                $18.60             $0.43
     Second quarter....................................           20.45                 17.30              0.43
     Third quarter.....................................           21.00                 18.20              0.43
     Fourth quarter....................................           22.40                 19.20              0.43
YEAR ENDED DECEMBER 31, 2002:
     First quarter.....................................          $22.15                $20.50             $0.43
     Second quarter....................................           23.69                 19.70              0.43
     Third quarter.....................................           23.30                 17.71              0.43
     Fourth quarter....................................           21.50                 17.85              0.43
YEAR ENDING DECEMBER 31, 2003:
     First quarter.....................................          $21.35                $19.51             $0.43
     Second quarter....................................           23.91                 20.18              0.43
     Third quarter.....................................           24.69                 22.40              0.43
     Fourth quarter (through November 12, 2003)........           24.69                 22.25              0.43

As of June 30, 2003, we had 16,340,333 common shares outstanding and 574 holders of record.

DIVIDEND POLICY

         Distributions to shareholders are usually taxable as ordinary income, although a portion of the dividend may be designated as capital gain or may constitute a tax-free return of capital. Annually, we provide each of our shareholders a statement detailing distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital.

         We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions.

                       RATIO OF EARNINGS TO FIXED CHARGES

         Our historical ratio of earnings to fixed charges for each of the periods indicated were as follows:


                                              YEARS ENDED DECEMBER 31,
      SIX MONTHS ENDED          -----------------------------------------------------
       JUNE 30, 2003            2002        2001        2000         1999        1998
       -------------            ----        ----        ----         ----        ----

            1.5x                1.6x        1.5x        1.8x         1.6x        1.3x

         For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income before adjustment for minority interests in consolidated partnerships and undistributed income from equity investees. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

                              DESCRIPTION OF NOTES

         The following description of the notes is only a summary and is not intended to be comprehensive. You should refer to the indenture under which the notes were issued because the notes and the indenture and not this description define your rights in respect of the notes. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. Capitalized terms used in this prospectus but not defined have the meanings assigned in the indenture. For purposes of this "Description of Notes," the terms "we," "our," "ours," and "us" refer only to The Town and Country Trust and not to any of our subsidiaries.

GENERAL

         The notes were issued under an indenture, dated as of August 4, 2003, as amended, supplemented or modified from time to time, between us and The Bank of New York, as trustee. The notes are limited to $74,750,000 in aggregate principal amount. The notes were issued only in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount.

         The notes will mature on August 15, 2023 unless earlier redeemed, purchased or converted as described below. The notes accrue interest at a rate of 5.375% per year. Interest will accrue from and including August 4, 2003 or from and including the most recent interest payment date to which the interest has been paid or duly provided for, as the case may be, to but excluding the next interest payment date or date of maturity, redemption or purchase (including upon the occurrence of a Fundamental Change, as defined below). We will pay interest semiannually in arrears on February 15 and August 15 of each year beginning February 15, 2004 to the person in whose name a note is registered at the close of business on the February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date, except that we will pay interest payable at maturity or on a redemption or purchase date (including upon the occurrence of a Fundamental Change) to the person to whom principal is payable. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

         If any interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change) of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day as if made on the date that the payment was due and no additional interest will accrue on that payment for the period from and after such interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change), as the case may be, to the date of that payment on the next succeeding business day. As used in this prospectus, the term "business day" means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close. Payments of principal of and interest on the notes will be made by us through the trustee to the depositary. See "-- Book-Entry Delivery and Settlement."

         Under our declaration of trust, subject to limited exceptions, no person or persons acting as a group may own more than 5.0% of the lesser of the number or value of our outstanding common shares. See "Description of Shares of Beneficial Interest -- Restrictions on Ownership and Transfer." For this purpose, a holder of notes will be treated as owning the common shares into which the notes could be converted.

RANKING

         The notes are our unsecured and unsubordinated obligations and rank equally with all our other existing and future unsecured and unsubordinated indebtedness. The notes are effectively subordinated to all our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes are also effectively subordinated to all unsecured and secured liabilities and guarantees issued by our subsidiaries. As of June 30, 2003, The Town and Country Trust had outstanding approximately $45.8 million of indebtedness with which the notes ranked equally. Approximately $38.8 million of such indebtedness was secured indebtedness, to which the notes are effectively subordinated. In addition, as of such date, our subsidiaries had outstanding approximately $515.1 million of indebtedness (excluding $45.8 million of indebtedness which was also indebtedness of The Town and Country Trust), and approximately $16.9 million of trade payables and other indebtedness, to which the notes are effectively subordinated.

         The indenture does not limit the amount of indebtedness that we or our subsidiaries may incur.

CONVERSION RIGHTS

         Subject to the conditions and during the periods and under the circumstances described below, holders may convert their notes into our common shares at an initial conversion rate of 39.20185 common shares per $1,000 principal amount of notes (equivalent to an initial conversion price of $25.509 per common share based on the issue price of the notes). The conversion rate and the conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively. The conversion rate will be subject to adjustment as described below under "-- Conversion Rate Adjustments." A holder may convert fewer than all of such holder's notes so long as the notes converted are an integral multiple of $1,000 principal amount. Upon conversion, we may choose to deliver, in lieu of our common shares, cash or a combination of cash and common shares, as described below.

         Subject to the fourth succeeding paragraph, you will not receive any payment representing accrued and unpaid interest upon conversion of a note and we will not adjust the conversion rate to account for the accrued and unpaid interest. Upon conversion we will deliver to you a fixed number of our common shares (or cash as described below) and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common shares on the trading day immediately prior to the conversion date (as defined below). The trustee has agreed to act initially as the conversion agent.

         If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any of our common shares upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax. If a holder wishes to exercise its conversion right, such holder must (1) deliver a conversion notice, (2) either effect book-entry transfer of the notes to be converted or, if the notes are in certificated form, deliver the certificated security evidencing such notes, to the conversion agent along with appropriate endorsements and transfer documents, if required, (3) pay any transfer or similar tax, if required, and (4) pay funds equal to the interest payable on the next interest payment date, if required. Pursuant to the indenture, the date on which all the foregoing requirements have been satisfied will be the "conversion date." The conversion agent will, on the holder's behalf, convert the notes into our common shares (or cash, as described below). Holders may obtain copies of the required form of the conversion notice from the conversion agent. If applicable, a certificate for the number of full common shares into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as described below.

         If a holder has already delivered a purchase notice as described under either "-- Purchase of Notes by Us at the Option of the Holder" or "-- Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder" with respect to a note, however, the holder may not surrender that note for conversion until the holder has properly withdrawn the purchase notice.

         Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. However, notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the corresponding interest payment date, except for notes to be redeemed within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes. Except as otherwise provided in this paragraph, no payment or adjustment will be made for accrued interest on any converted note.

         The ability to surrender notes for conversion will expire on the close of business on August 14, 2023. Holders may surrender their notes for conversion prior to stated maturity only in the following circumstances.

CONVERSION UPON SATISFACTION OF SALE PRICE CONDITION

         A holder may surrender any of its notes for conversion in any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common shares for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price on such last trading day.

         As used in this prospectus, the "last reported sale price" of our common shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common shares are traded (currently, the New York Stock Exchange) or, if our common shares are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

         If our common shares are not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the "last reported sale price" will be the last quoted bid price for our common shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

         If our common shares are not so quoted, the "last reported sale price" will be the average of the midpoint of the last bid and ask prices for our common shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

CONVERSION BASED ON TRADING PRICE OF THE NOTES

         On or before August 15, 2018, a holder also may convert its notes into our common shares at any time after a 10-consecutive-trading-day period in which the average of the trading prices for the notes for that 10-consecutive-trading-day period was less than 95% of the average conversion value for the notes during that period; provided, however, that a holder may not convert its notes pursuant to this provision if, at the time of the calculation, the last reported sale price of our common shares on a given day is between the then applicable conversion price of the notes and 120% of the then applicable conversion price of the notes.

         The "conversion value" of a note is equal to the product of the last reported sale price of our common shares on a given trading day multiplied by the applicable conversion rate. The trading price of the notes on any date of determination is the average of the secondary market bid quotations per note obtained by us or the trustee for $2,500,000 principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, provided that if at least two such bids cannot reasonably be obtained by us or the trustee but one such bid is obtained, then this one bid shall be used.

CONVERSION UPON REDEMPTION

         If we notify holders that we intend to redeem the notes, holders may convert their notes at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time.

CONVERSION UPON SPECIFIED BUSINESS TRANSACTIONS

         If we elect to:

         - distribute to all holders of our common shares certain rights entitling them to purchase our common shares at less than the market price of our common shares on the trading day immediately preceding the date on which such distribution is declared, or

         - distribute to all holders of our common shares our assets, debt securities or rights to purchase our securities, which distribution has a per share value as determined by our board of trustees exceeding 15% of the market price of our common shares on the trading day immediately preceding the date on which such distribution is declared, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time; provided, however, that a holder may not exercise this right to convert if the holder, in its capacity as a holder of notes, may participate in the distribution without conversion. The "ex-dividend date" is the first date upon which a sale of a common share does not automatically transfer the right to receive the relevant dividend from the seller of the common share to its buyer.

         In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common shares would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common shares or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all our assets pursuant to which our common shares are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common shares (or cash, as described below) will be changed into the right to convert a note into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its notes immediately prior to the transaction and received our common shares. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction occurs prior to August 15, 2008, and also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its notes as described below under "-- Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder."

PAYMENT UPON CONVERSION

         Conversion on or Prior to a Redemption Notice Date or the Final Notice Date. In the event that we receive your notice of conversion on or prior to (1) the date on which we give notice of our optional redemption of notes as described under "-- Optional Redemption" (a "redemption notice date") or (2) the date that is 20 days prior to maturity (the "final notice date"), the following procedures will apply:

         - If we choose to satisfy all or any portion of our obligation to convert the notes (the "conversion obligation") in cash, we will notify holders through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following the conversion date (the "cash settlement notice period"). If we timely elect to pay cash for any portion of the shares otherwise issuable to holders upon conversion, holders may retract the conversion notice at any time during the two business days following the final day of the cash settlement notice period (the "conversion retraction period"). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). Upon the expiration of a conversion retraction period, a conversion notice shall be irrevocable. If we elect to satisfy all or any portion of the conversion obligation in cash, and the conversion notice has not been retracted, then settlement (in cash or in cash and shares) will occur on the business day following the final day of the 20 trading day period beginning on the day after the final day of the conversion retraction period (the "cash settlement averaging period"). If we do not elect to satisfy any part of the conversion obligation in cash (other than cash in lieu of any fractional shares), delivery of the common shares into which the notes are converted (and cash in lieu of any fractional shares) will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

         Settlement amounts will be computed as follows:

         - If we elect to satisfy the entire conversion obligation in shares, we will deliver to holders a number of shares equal to
               (1) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (2) the conversion rate. In addition, we will pay cash for any fractional common share based on the last reported sale price of the common shares on the trading day immediately preceding the conversion date.

         - If we elect to satisfy the entire conversion obligation in cash, we will deliver to holders cash in an amount equal to the product of:

               - a number equal to (1) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (2) the conversion rate, and

               - the average last reported sale price of our common shares during the cash settlement averaging period.

         - If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to holders the specified cash amount (the "cash amount") and a number of our common shares equal to the greater of (1) zero and (2) the excess, if any, of the number of shares calculated as if we elected to satisfy the entire conversion obligation in shares over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the last reported sale price of our common shares. In addition, we will pay cash for all fractional common shares based on the average last reported sale price of our common shares during the cash settlement averaging period.

         "Trading day" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common shares are not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common shares are then listed or, if our common shares are not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if our common shares are not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common shares are then traded (provided that no day on which trading of our common shares is suspended on such exchange or other trading market will count as a trading day).

         Conversion After a Redemption Notice Date or the Final Notice Date. With respect to conversion notices that we receive after a redemption notice date or the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. If we elect to redeem all or a portion of the notes, our notice of redemption will inform the holders of our election to deliver common shares or cash with respect to notes converted prior to the redemption date as described below under "-- Optional Redemption." In addition, if we choose to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, on or before the final notice date we will send a single notice to holders indicating the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount).

         In the event that we receive notice of conversion after a redemption notice date or the final notice date from holders of notes, settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under "-- Conversion On or Prior to a Redemption Notice Date or the Final Notice Date," except that the "cash settlement averaging period" shall be the 20 trading day period beginning on the trading day after the conversion date. If a conversion notice is received from holders of notes after a redemption notice date or the final notice date, such holders will not be allowed to retract the conversion notice. Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period. If we do not elect to satisfy any part of the conversion obligation in cash (other than cash in lieu of any fractional shares), delivery of the common shares into which the notes are converted (and cash in lieu of any fractional shares) will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

CONVERSION RATE ADJUSTMENTS

         The applicable conversion rate will be subject to adjustment upon the following events:

              (1) the payment of dividends and other distributions on our common shares payable exclusively in our common shares or our other capital stock;

              (2) the issuance to all holders of our common shares of rights or warrants that allow the holders to purchase our common shares at less than the market price on the record date for the determination of shareholders entitled to receive the rights or warrants;

              (3) subdivisions, combinations, or certain reclassifications of our common shares;

              (4) distributions to all holders of our common shares of our assets, debt securities or rights or warrants to purchase our securities (excluding rights or warrants referred to in clause (2) above, regular dividends paid exclusively in cash and any dividend or distribution referred to in clause (1) above), if these distributions, aggregated on a rolling twelve-month basis, have a per share value exceeding 15% of the market price of our common shares on the trading day immediately preceding the date on which such distribution is declared. In cases where (a) the fair market value per common share of the assets, debt securities or rights or warrants to purchase our securities distributed to shareholders equals or exceeds the market price of our common shares on the record date for the determination of shareholders entitled to receive such distribution, or (b) the market price of our common shares exceeds the fair market value per common share of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder will be entitled to receive upon conversion, in addition to our common shares, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that the holder would have received if the holder had converted the holder's notes immediately prior to the record date for determining the shareholders entitled to receive the distribution;

              (5) distributions made during any of our quarterly fiscal periods consisting exclusively of cash to all holders of our outstanding common shares exceeding $0.43 per common share (appropriately adjusted for any stock dividends on or subdivisions or combinations of our common shares); and

              (6) we or one of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common shares to the extent that the cash and the fair market value of any other consideration included in the payment per common share exceeds the last reported sale price of the common shares on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

         With respect to paragraph (4) above, in the event that we make a distribution to all holders of our common shares consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common shares, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted. In addition to these adjustments, we may increase the applicable conversion rate as our board of trustees considers advisable to avoid or diminish any income tax to holders of our common shares or rights to purchase our common shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the applicable conversion rate by any amount for any period of at least 20 days if our board of trustees has determined that such increase would be in our best interests. If our board of trustees makes such a determination, it will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the applicable conversion rate.

         As used in this prospectus, "market price" means the average of the last reported sale prices of our common shares for the 20 trading day period ending on the third business day prior to the applicable purchase date (including upon the occurrence of a Fundamental Change) or the date of determination (if the third business day prior to the applicable purchase date or the date of determination is a trading day or, if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable purchase date or the date of determination, of any event that would result in an adjustment of the applicable conversion rate.

         For a discussion of the United States federal income tax treatment of an adjustment to the applicable conversion rate, see "Federal Income Tax Considerations -- Tax Treatment of the Notes."

         No adjustment to the applicable conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion.

         If we were to implement a rights plan providing that, upon conversion of the notes, the holders of such notes will receive, in addition to the common shares issuable upon such conversion, the rights related to such common shares, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

         -     the issuance of the rights;

         - the distribution of separate certificates representing the rights;

         - the exercise or redemption of such rights in accordance with any rights agreement; or

         -     the termination or invalidation of the rights.

         The applicable conversion price will not be adjusted:

         - upon the issuance of any of our common shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in our common shares under any plan (including our dividend reinvestment and share purchase plan);

         - upon the issuance of any of our common shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

         - upon the issuance of any of our common shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

         -     for a change in the par value of the common stock; or

         - for accrued and unpaid interest (including additional amounts, if any).

         No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

OPTIONAL REDEMPTION

         No sinking fund is provided for the notes. Prior to August 21, 2010 we will not have the option to redeem the notes. On or after August 21, 2010 we may redeem for cash all or any portion of the notes at any time, upon not less than 30 nor more than 60 days notice given by mail to the holders of notes. The redemption price will equal

100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, and additional amounts owed, if any, to the redemption date.

         Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date. Our notice of redemption will inform the holders of our election to deliver common shares or to pay cash in lieu of delivery of common shares with respect to any notes or portions thereof converted prior to the redemption date.

         If we decide to redeem fewer than all the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

         If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

         In the event of any redemption in part, we will not be required to:

         - issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice; or

         - register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

         Holders will have the right to require us to purchase all or a portion of their notes on August 15, 2008, August 15, 2010, August 15, 2013 and August 15, 2018 (each, a "purchase date"). We will be required to purchase any outstanding notes (in integral multiples of $1,000 principal amount) for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the business day immediately preceding the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation is subject to some additional conditions as described in the indenture.

         The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, and additional amounts owed, if any, to such purchase date. We may choose to pay the purchase price in cash, with our common shares valued at 98.5% of the market price, or with a combination of cash and common shares (valued in that manner). We may, by execution and delivery to the trustee of a supplemental indenture, without the consent of any holders, extinguish our right to pay any part of the repurchase price with common shares with respect to any purchase of notes by us at the option of the holders occurring on a date after the date of such amendment. For a discussion of the United States federal income tax treatment of a holder receiving cash, see "Federal Income Tax Considerations."

         On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners if required by applicable law, a notice stating, among other things:

         -     the purchase price;

         - whether we will pay the purchase price of notes in cash or common shares or any combination thereof, specifying the percentage of each;

         - if we elect to pay in common shares, the method of calculating the market price of the common shares;

         - the name and address of the paying agent and the conversion agent; and

         - the procedures that holders must follow to require us to purchase their notes.

         Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or we will issue a press release and publish the information on our website or through such other public medium as we may use at that time.

         A notice electing to require us to purchase your notes must state:

         - if certificated notes have been issued, the certificate numbers of the notes;

         - the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

         - that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

         No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

         You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the purchase date. The notice of withdrawal must state:

         -     the principal amount of the withdrawn notes;

         - if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

         - the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

         We will pay cash based on the market price for all fractional common shares in the event we elect to deliver common shares in payment, in whole or in part, of the purchase price.

         Because the market price of the common shares is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common shares to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common shares only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

         You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

         - the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

         - all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

FUNDAMENTAL CHANGE REQUIRES PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

         If a Fundamental Change (as defined below in this section) occurs at any time prior to August 15, 2008 you will have the right, at your option, to require us to purchase your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, and additional amounts owed, if any, to the Fundamental Change purchase date. We may choose to pay the purchase price in cash, our common shares, shares of common stock of the surviving corporation (if the surviving corporation is a public reporting company whose shares are listed on a securities exchange or are included in an automated quotation system), or a combination of cash, our common shares and shares of common stock of the surviving corporation. If we elect to pay all or a portion of the purchase price in common shares and/or shares of common stock of the surviving corporation, our common shares will be valued at 98.5% of the market price and shares of the surviving corporation will be valued at 98.5% of the average of the last reported sale prices of those shares for the 20 trading days immediately preceding and including the third business day prior to the purchase date. We may, by execution and delivery to the trustee of a supplemental indenture, without the consent of any holders, extinguish our right to pay any part of the purchase price with our common shares or the common stock of the surviving corporation with respect to any purchase of notes by us at the option of the holders upon the occurrence of a Fundamental Change occurring on a date after the date of such amendment. If a Fundamental Change occurs on or after August 15, 2008, no holder will have a right to require us to purchase any notes, except as described above under "-- Purchase of Notes by Us at the Option of the Holder." For a discussion of the United States federal income tax treatment of a holder receiving cash, see "Federal Income Tax Considerations."

         A "Fundamental Change" will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

         - a "person" or "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of trustees;

         - consummation of any share exchange, consolidation or merger of us or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries, pursuant to which our common shares will be converted into cash, securities or other property; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of trustees immediately after such event shall not be a Fundamental Change; or

         - continuing trustees (as defined below in this section) cease to constitute at least a majority of our board of trustees.

         A Fundamental Change will not be deemed to have occurred in respect of any of the foregoing, however, if:

         - the last reported sale price of our common shares for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the notes immediately before the Fundamental Change or the public announcement thereof, or

         - at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

         For purposes of the above paragraph the term "capital stock" means, with respect to any person, any and all shares (including ordinary shares or American Depositary Shares), interests, participations, or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

         "Continuing trustee" means a trustee who either was a member of our board of trustees on July 29, 2003 or who becomes a member of our board of trustees subsequent to that date and whose appointment or election or nomination for election by our shareholders is duly approved by a majority of the continuing trustees on our board of trustees at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the board of trustees in which such individual is named as nominee for trustee.

         On or before the 20th business day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

         -  the events causing a Fundamental Change;

         -  the date of the Fundamental Change;

         -  the last date on which a holder may exercise the purchase right;

         -  the Fundamental Change purchase price;

         -  the Fundamental Change purchase date;

         - whether we will pay the purchase price in cash, our common shares, shares of common stock of the surviving corporation or any combination thereof, specifying the percentages of each;

         - if we elect to pay in common shares and/or shares of common stock of the surviving corporation, the method of calculating the market price of those shares;

         -  the name and address of the paying agent and the conversion agent;

         -  the conversion rate and any adjustments to the conversion rate;

         - the notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the indenture; and

         - the procedures that holders must follow to require us to purchase their notes.

         Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or we will issue a press release and publish the information on our website or through such other public medium as we may use at that time.

         To exercise the purchase right, you must deliver, on or before the 20th business day after the date of our notice of a Fundamental Change, subject to extension to comply with applicable law (which 20th business day we refer to herein as a "Fundamental Change purchase date"), the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled "Form of Fundamental Change Purchase Notice" on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

         - if certificated, the certificate numbers of your notes to be delivered for purchase;

         - the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

         - that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

         You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the Fundamental Change purchase date. The notice of withdrawal shall state:

         -  the principal amount of the withdrawn notes;

         - if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

         - the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

         You will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

         - the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

         - all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

         The rights of the holders to require us to purchase their notes upon a Fundamental Change could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate our common shares or to obtain control of us by any means, nor is it part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the initial purchaser. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchaser and us.

         Our obligation to make a Fundamental Change offer will be satisfied if a third party makes the Fundamental Change offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a Fundamental Change offer made by us and purchases all notes properly tendered and not withdrawn under the Fundamental Change offer.

         The term "Fundamental Change" is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

         No notes may be purchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

         The definition of "Fundamental Change" includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

         We have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

MERGERS AND SALES OF ASSETS

         The indenture prohibits us from consolidating with or merging into another business entity, or transferring or leasing all or substantially all our assets, unless:

         - either (1) we are the continuing corporation or other entity; or (2) the resulting, surviving or acquiring entity, if other than us, is a corporation, limited liability company, partnership, trust or other entity organized under the laws of the United States, any state thereof or the District of Columbia and it expressly assumes our obligations with respect to the notes by executing a supplemental indenture,

         - immediately after giving effect to the transaction, no default or event of default would occur or be continuing, and

         - we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or sale complies with the indenture.

         However, some of these transactions occurring prior to August 15, 2008 could constitute a Fundamental Change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

EVENTS OF DEFAULT

         Any of the following events constitute an event of default under the indenture with respect to the notes:

         - failure to pay interest, and additional amounts owed, if any, on the notes for thirty days past the applicable due date,

         - failure to pay principal of the notes when due (whether at maturity, upon redemption, purchase or otherwise),

         - default in the conversion of notes into our common shares upon exercise of a holder's conversion right,

         - default in our obligation to purchase notes upon the occurrence of a Fundamental Change or exercise by a holder of its option to require us to purchase such holder's notes,

         - default in our obligation to redeem notes after we have exercised our redemption option,

         - failure to perform any other covenant or agreement in the indenture which continues for 60 days after written notice from the trustee or holders of 25% of the outstanding principal amount of the notes as provided in the indenture,

         - default or defaults by us or any of our material subsidiaries of more than $7,500,000, individually or in the aggregate, of indebtedness of ours or any material subsidiary of ours under the terms of the applicable debt instrument (including indebtedness incurred pursuant to the terms of our existing credit facility or any future indebtedness which repays or refinances such credit facility, but excluding nonrecourse indebtedness with respect to single-property mortgages), which consists of a payment default at the stated maturity thereof or results in acceleration of such indebtedness, unless such payment default is discharged or such acceleration is cured or rescinded within 20 days after written notice from the trustee or holders of at least 25% of the aggregate principal amount of the notes as provided in the indenture,

         - final unsatisfied judgments not covered by insurance aggregating in excess of $7,500,000 rendered against us or any material subsidiary of ours and not stayed, bonded or discharged within 60 days, and

         - specified events of bankruptcy, insolvency or reorganization affecting us or any material subsidiary of ours.

For purposes of the foregoing, "material subsidiary" means any of our subsidiaries that would be a "significant subsidiary" as such term is defined in clauses (1) -- (3) of Rule 1-02(w) of Regulation S-X promulgated under the Securities Act. If there is an event of default with respect to the notes, which continues for the requisite amount of time, either the trustee or holders of at least 25% of the aggregate principal amount of the notes may declare the principal amount of and interest (including additional amounts, if any) on all the notes to be due and payable immediately, except that if an event of default occurs due to bankruptcy, insolvency or reorganization as provided in the indenture, then the principal of and interest (including additional amounts, if any) on the notes will become due and payable immediately without any act by the trustee or any holder of notes.

         Before the acceleration of the maturity of the notes, the holders of a majority in aggregate principal amount of the notes may, on behalf of the holders of all notes, waive any past default or event of default and its consequences for the notes, except (1) a default in the payment of the principal or interest (including additional amounts, if any) with respect to the notes,
(2) a default with respect to a provision of the indenture that cannot be amended without the consent of each holder affected by the amendment, (3) any default in any payment of redemption price, purchase price or Fundamental Change purchase price with respect to any notes, or (4) any default that constitutes a failure to convert any note in accordance with its terms and the terms of the indenture. In case of a waiver of a default, that default shall cease to exist, any event of default arising from that default shall be deemed to have been cured for all purposes, and we, the trustee, and the holders of the notes will be restored to their former positions and rights under the indenture.

         The trustee under the indenture will, within 90 days after the occurrence of a default known to it with respect to the notes, give to the holders of the notes notice of all uncured defaults with respect to the notes known to it, unless the defaults have been cured or waived before the giving of the notice, but the trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interest of the holders of the notes, except in the case of default in the payment of principal or interest (including additional amounts, if any) with respect to the notes.

         A holder may institute a suit against us for enforcement of such holder's rights under the indenture, for the appointment of a receiver or trustee, or for any other remedy only if the following conditions are satisfied:

         - the holder gives the trustee written notice of a continuing event of default with respect to the notes held by that holder,

         - holders of at least 25% of the aggregate principal amount of the notes make a request, in writing, and offer reasonable indemnity to the trustee to institute the requested proceeding,

         - the trustee does not receive direction contrary to the holder's request from the holders of at least a majority of the aggregate principal amount of the notes within 60 days following such notice, request and offer of indemnity under the terms of the indenture, and

         - the trustee does not institute the requested proceeding within 60 days following such notice.

         The indenture requires us every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any defaults.

         A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our credit facility or other indebtedness.

SATISFACTION AND DISCHARGE OF THE INDENTURE

         The indenture will generally cease to be of any further effect with respect to the notes, if:

         - we have delivered to the trustee for cancellation all outstanding notes (with limited exceptions), or

         - all notes not previously delivered to the trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any purchase date (including upon the occurrence of a Fundamental Change), or upon conversion or otherwise, and we have deposited with the trustee as trust funds the entire amount in cash and/or our common shares (as applicable under the terms of the indenture) sufficient to pay all the outstanding notes, and if, in either case, we also pay or cause to be paid all other sums payable under the indenture by us.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The notes are not subject to any defeasance provisions under the indenture.

MODIFICATION AND WAIVER

         We may enter into supplemental indentures for the purpose of modifying or amending the indenture with the consent of holders of at least a majority in aggregate principal amount of the outstanding notes. However, the consent of all the holders of our notes is required for any of the following:

         - to reduce the percentage in principal amount of the notes whose holders must consent to an amendment,

         - to reduce the rate of or extend the time for payment of interest on the notes or reduce the amount of any interest payment to be made with respect to the notes and to alter the manner of calculation or rate of additional amounts payable on any note or extend the time for payment of any such amount,

         - to reduce the principal of or change the stated maturity of principal of the notes,

         - to reduce the redemption price, purchase price (including upon the occurrence of a Fundamental Change) or change the time at which or circumstances under which the notes may or shall be redeemed or purchased,

         -  to change the currency in which any note is payable,

         - to make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent,

         - to change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture,

         - to change any place of payment where any note or interest thereon is payable,

         - to make any change that adversely affects the conversion rights of the holders of the notes,

         - to impair the right to institute suit for the enforcement of any payment with respect to the notes, or with respect to conversion of the notes, or

         - to modify any of the above provisions of the indenture, except to increase the percentage in principal amount of notes whose holders must consent to an amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected by the modification or waiver.

         In addition, we and the trustee with respect to the indenture may enter into supplemental indentures without the consent of the holders of the notes for one or more of the following purposes:

         - to evidence that another person has become our successor under the provisions of the indenture relating to consolidations, mergers and sales of assets and that the successor assumes our covenants, agreements and obligations in the indenture and in the notes,

         - to surrender any of our rights or powers under the indenture (including, without limitation, our right to pay any part of the purchase price with common shares or the common stock of the surviving corporation with respect to any purchase of notes by us at the option of the holders occurring on a date after the date of such amendment), to add to our covenants further covenants, restrictions, conditions or provisions for the protection of the holders of all notes, and to make a default in any of these additional covenants, restrictions, conditions or provisions a default or an event of default under the indenture,

         - to cure any ambiguity or to make corrections to the indenture, any supplemental indenture or the notes, or to make such other provisions in regard to matters or questions arising under the indenture that do not adversely affect the interests of any holders of the notes,

         - to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect,

         -  to add guarantees with respect to the notes or to secure the notes,

         - to make any change that does not adversely affect the rights of any holder of the notes under the indenture,

         - to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the notes and to add to or change any of the provisions of the indenture as necessary to provide for the administration of the indenture by more than one trustee; and

         -  to establish the forms or terms of the notes.

CALCULATIONS IN RESPECT OF NOTES

         We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of our common shares, accrued interest payable on the notes and the conversion price of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

TRUSTEE, PAYING AGENT AND CONVERSION AGENT

         The Bank of New York has agreed to act as the initial trustee, conversion agent, paying agent and registrar with respect to the notes. The Bank of New York or its affiliates may also perform certain other services for, and transact other banking business with, us or our subsidiaries in the normal course of business.

GOVERNING LAW

         The indenture and the notes provide that they are governed by, and will be construed in accordance with, the laws of the State of New York.

BOOK-ENTRY DELIVERY AND SETTLEMENT

         We issued the notes in the form of a permanent global note in definitive, fully registered, book-entry form. We deposited the global note with a custodian on behalf of DTC and registered it in the name of Cede & Co., as nominee of DTC.

         DTC has advised us as follows:

         - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

         - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates.

         - Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

         - DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

         - Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

         - The rules applicable to DTC and its participants are on file with the SEC.

         We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. None of the Company, the initial purchaser nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

         Under procedures established by DTC, ownership of the notes is shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

         The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

         So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

         Notes represented by a global security will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing.

         Neither the Company nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

         Payments on the notes represented by the global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

         Payments on the notes represented by the global note will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

REGISTRATION RIGHTS

         We have entered into a registration rights agreement with the initial purchaser for the benefit of the holders of the notes. The following description of the registration rights agreement is only a summary and is not intended to be comprehensive. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

         Pursuant to the registration rights agreement, we agreed, at our expense, to use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of:

         - two years following the last date of original issuance of any of the notes;

         - the date when the holders of the notes and the common shares issuable upon conversion of the notes who are non-affiliates of ours are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144(k) under the Securities Act;

         - the date when all the notes and the common shares issuable upon conversion of the notes registered under the registration statement have been disposed of; and

         - the date when all the notes and the common shares issuable upon conversion of the notes have ceased to be outstanding (whether as a result of redemption, purchase and cancellation, conversion or otherwise).

         Each holder who sells securities pursuant to the registration statement generally is:

         -  required to be named as a selling holder in this prospectus;

         -  required to deliver a copy of this prospectus to the purchaser;

         - subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and

         - bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

         We may suspend the holder's use of this prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 120 days in any 360-day period, under specified circumstances relating to pending business developments, public filings with the SEC and similar events.

         Notwithstanding the foregoing, we may extend the suspension period from 45 days to 60 days in any 90-day period and from 120 days to 180 days in any 360-day period under specified circumstances relating to possible acquisitions, financings, recapitalizations, business combinations or other material business transactions. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of such a suspension.

         If,

         - any post-effective amendment to the registration statement has not been declared effective on or prior to 45 days after the date such post-effective amendment is filed; or

         - the registration statement ceases to be effective or fails to be usable in connection with resales of the notes and the common shares issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and we do not cure the registration statement within 15 business days by filing a post-effective amendment, prospectus supplement or report pursuant to the Exchange Act or, if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be, in any 90-day period or a suspension period exceeds an aggregate of 120 or 180 days, as the case may be, in any 360-day period;

(each such event referred to in the prior two bullet points, a "registration default"), then additional amounts will accrue on the notes, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. Additional amounts will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date following the date on which such additional amounts begin to accrue, and will accrue at a rate per year equal to:

         - 0.25% of the principal amount of a note to and including the 90th day following such registration default; and

         - 0.50% of the principal amount of a note from and after the 91st day following such registration default.-

         In no event will additional amounts accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes into our common shares, the holder will be entitled to receive equivalent amounts based on the principal amount to the date of calculation of each note converted. We will have no other liabilities for monetary damages with respect to our registration obligations.

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

         We were formed as a real estate investment trust under the laws of the State of Maryland. The rights of our shareholders are governed by Title 8 of the Corporations and Associations Article, Annotated Code of Maryland, to which we refer in this prospectus as the "Maryland REIT Law", by certain provisions of the Maryland General Corporation Law, to which we refer in this prospectus as the "MGCL", and by our declaration of trust and bylaws. The following summary of the terms of our shares of beneficial interest is not complete and is subject to, and qualified in its entirety by reference to, our declaration of trust and bylaws. For the complete terms of our shares of beneficial interest, please refer to our declaration of trust and by-laws that we have filed with the SEC. See "Where You Can Find More Information."

AUTHORIZED SHARES

         Our declaration of trust provides that we may issue up to 500.0 million shares of beneficial interest, par value $0.01 per share. Our board of trustees is authorized, under our declaration of trust, to classify such shares as common shares or preferred shares, and to set the rights, privileges and preferences of such shares. On June 30, 2003, there were 16,340,333 common shares issued and outstanding and no preferred shares issued and outstanding.

         Under the Maryland REIT Law, a shareholder is not liable for our obligations solely as a result of his or her status as a shareholder. Our declaration of trust provides that no shareholder is liable for any of our debts or obligations solely by reason of being a shareholder.

         All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than certain percentages (which may be as low as 0.5% under current law) of our outstanding shares of beneficial interest, whether preferred or common, must give a written notice to us containing certain specified information by January 30 of each year. In addition, each shareholder is required, upon demand, to disclose to us in writing such information in respect of such shareholder's direct, indirect and constructive ownership of beneficial interests as we deem necessary to comply with the provisions of the Internal Revenue Code applicable to a real estate investment trust, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

COMMON SHARES

         Our board of trustees has the authority to issue common shares from time to time without any further action by our shareholders. The following description of our common shares sets forth general terms and provisions of the common shares. All outstanding common shares are, and any new common shares, when issued, will be, fully paid and non-assessable. The common shares have the dividend, liquidation, voting and general rights set forth below.

DIVIDENDS AND LIQUIDATION RIGHTS

         Subject to the preferential rights of any class or series of preferred shares, holders of common shares will be entitled to receive distributions on such shares if authorized and declared by our board of trustees and to share ratably in our assets legally available for distribution to the shareholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities.

         All of our common shares rank equally as to their dividend, distribution, liquidation and other rights.

VOTING RIGHTS

         Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. These matters include the election of trustees and, except as otherwise required by law or except as provided with respect to any preferred shares, the holders of such shares will possess exclusive voting power. Our declaration of trust provides that our trustees are elected by a plurality vote. Our declaration of trust provides that there is no cumulative voting in the election of trustees.

         Our declaration of trust provides that the approval of a majority of the votes cast shall be required to approve any other matter submitted to the shareholders for approval, except as otherwise provided by law, the declaration of trust, or the bylaws. A proposal to terminate the existence of the trust requires the affirmative vote or written consent of holders of two-thirds of the shares of all classes. A proposal to amend the declaration of trust requires the affirmative vote or written consent of the holders of at least a majority of the shares entitled to vote on the proposal. Our declaration of trust provides that the board of trustees has the authority to amend the declaration of trust at any time to cause us to continue to meet the requirements applicable to a REIT and to determine, at any time and from time to time, whether or not to attempt to cause us to qualify as a REIT.

GENERAL

         A holder of the common shares has no conversion, sinking fund, redemption rights, exchange rights or preemptive rights to subscribe for any of our securities.

         The transfer agent and registrar for our common shares is National City Bank, Cleveland, Ohio.

         Our common shares are listed on the New York Stock Exchange under the trading symbol "TCT."

PREFERRED SHARES

         Our board of trustees has the authority to issue preferred shares from time to time, in one or more series, without any further action by our shareholders. The following description of our preferred shares sets forth general terms and provisions of any preferred shares which may be issued. The preferred shares, when issued, will be fully paid and non-assessable. The rights, preferences, privileges and restrictions of any series of preferred shares will be fixed by the articles supplementary relating to the series.

         Because our board of trustees has the power to establish the preferences, powers and rights of each series of preferred shares, it may afford the holders of any series of preferred shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of common shares. The issuance of preferred shares could have the effect of delaying, deferring or preventing a change of control that might involve a premium price for common shareholders or otherwise be in their best interest and may adversely affect the voting and other rights of holders of the common shares. See "Risk Factors -- Our organizational and financial structure gives rise to operational and financial risks including those described below -- Our charter documents and applicable law may hinder any attempt to acquire us" for a discussion of the provisions of our organizational documents that may prevent or deter an acquisition of us.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

         Our declaration of trust contains restrictions on the number of our shares of beneficial interest that shareholders may own. For us to qualify as a REIT under the Internal Revenue Code, no more than 50.0% in value of our outstanding shares of beneficial interest may be owned, actually or constructively under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals during the last half of a taxable year. We refer to this as the "5/50 Rule." Pension plans and mutual funds are among the entities that are not treated as individuals for the purposes of the 5/50 Rule. Individuals that own indirect interests in shares through entities that are not treated as individuals for purposes of the 5/50 Rule are treated as owning their proportionate share of such shares for the purposes of the 5/50 Rule. Our shares of beneficial interest must also be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

         In general, the ownership limit set forth in our declaration of trust provides that no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 5.0% of the lesser of the number or value of our outstanding shares of beneficial interest, except for the estate of our former Chairman and an affiliated foundation, for which the ownership limit is 29%. The constructive ownership rules of the Internal Revenue Code are complex, and may cause shares owned actually or constructively by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity.

         Although it is not required to, our board of trustees may waive the ownership limit provided in our declaration of trust with respect to a particular shareholder if our board of trustees determines that the shareholder's ownership will not jeopardize our status as a REIT and otherwise decides such action would be in our best interest. Our board of trustees may place whatever conditions it deems appropriate on such waiver.

         Our declaration of trust further provides that our board of trustees may refuse to permit a transfer of shares if, in the opinion of the board of trustees, the proposed transfer may jeopardize our qualification as a REIT.

         Any person who acquires or attempts or intends to acquire actual or constructive ownership of our shares of beneficial interest that will or may violate any of the restrictions on transferability of ownership discussed above must give notice immediately to us. If any purported transfer of our shares or any other event otherwise would result in any person violating the ownership limit, the number of shares purported to be transferred in excess of the ownership limit shall be converted into a separate class of "excess shares." The excess shares shall not be entitled to receive any dividends or distributions or to vote on any matter (other than as provided by Maryland law). Within 30 days after the earlier of our receipt of notice from a holder of his or her acquisition of excess shares or our independent discovery of an acquisition of excess shares, we will call the excess shares for redemption at a price equal to the lower of the price paid in the transaction creating the excess shares or the market price for the shares on the redemption date. We may pay the redemption price at any time or times up to our date of liquidation, unless our board of trustees determines that it is in our best interest to pay the redemption price on an earlier date. If the board of trustees determines to pay the redemption price at the liquidation of our company, the redemption price shall not exceed the sum of the per-share liquidating distributions and the return of capital distributions declared in respect of shares of record after the redemption date. No interest shall accrue from the redemption date to the date of payment.

         We will not redeem the excess shares if the holder of the excess shares has disposed of them prior to our giving written notice of redemption. If the excess shares have been disposed of, the holder of the excess shares must pay to us the amount (if any) by which the consideration he or she received in disposing of the excess shares (or, if the transfer was without consideration, the market value of the excess shares) exceeded the redemption price we would have paid for the excess shares. We will rescind the redemption if the holder of the excess shares, within 30 days after receiving our notice of redemption, transfers, to a person in whose hands the shares will not violate the ownership limit, enough of his or her remaining shares so that he or she no longer holds shares in excess of the ownership limit and pays us the amount, if any, by which the greater of (1) the market value of the excess shares on the date of the transfer of the remaining shares and (2) the price received on the sale of the remaining shares exceeds the purchase price of the excess shares (or, if the acquisition of the excess shares was without consideration, the market value of the excess shares on the date of acquisition).

         If any attempted acquisition of shares would cause our shares of beneficial interest to be owned beneficially by fewer than 100 persons, such acquisition will be null and void in its entirety and the intended purchaser or recipient will acquire no rights to the shares.

         Except as otherwise described above, any change in the ownership limit would require an amendment to our declaration of trust. Generally, amendments to our declaration of trust require the affirmative vote of holders owning at least a majority of our shares of beneficial interest outstanding and entitled to vote thereon.

         Our declaration of trust provides that the board of trustees has the authority to determine, at any time and from time to time, whether to attempt to cause us to qualify as a REIT.

         All certificates representing our common shares will bear a legend referring to the restrictions described above.

         If the redemption provisions discussed above are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any shares in violation of the ownership limit may be deemed, at our option, to have acted as agent on our behalf in acquiring such shares and to hold such shares on our behalf.

         The ownership limitations discussed above may have the effect of precluding acquisition of control of our company without the consent of our board of trustees and, consequently, shareholders may be unable to realize a premium for their shares over the then-prevailing market price which is customarily associated with such acquisitions. See "Risk Factors -- Our organizational and financial structure gives rise to operational and financial risks including those described below -- Our charter documents and applicable law may hinder any attempt to acquire us" for a discussion of the provisions of our organizational documents that may impact an acquisition of our company.

         These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

                             SELLING SECURITYHOLDERS

         The notes were originally issued by us and sold by Banc of America Securities LLC, as initial purchaser, in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by it to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common shares issued upon conversion of such notes listed below. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the interests of those persons.

         The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder may offer pursuant to this prospectus and the number of common shares into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common shares.

         The principal amounts of the notes provided in the table below are based on information provided to us by each of the selling securityholders as of November 12, 2003, and the percentages are based on $74,750,000 principal amount of notes outstanding. The number of common shares that may be sold is calculated based on the current conversion rate of $39.20185 shares of common stock per each $1,000 principal amount of notes. Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion rate, and therefore the number of our common shares issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of common shares issuable upon conversion of the notes may increase or decrease.

         The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or the common shares issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many common shares that the selling securityholders will hold upon consummation of any such sales.

                                               AGGREGATE                            NUMBER OF
                                               PRINCIPAL        PERCENTAGE OF     COMMON SHARES     PERCENTAGE OF
                                            AMOUNT OF NOTES         NOTES          THAT MAY BE      COMMON SHARES
NAME                                        THAT MAY BE SOLD     OUTSTANDING         SOLD(1)        OUTSTANDING(2)
----                                        ----------------    -------------     -------------     --------------
AIG DKR SoundShore
   Opportunity Holding Fund Ltd.            $    824,000             1.10%            32,302                 *

AIG DKR SoundShore Holdings
   Ltd.                                        1,172,000             1.57%            45,944                 *

AIG DKR SoundShore Strategic
   Holding Fund Ltd.                             504,000                 *            19,757                 *

Argent Classic Convertible
   Arbitrage Fund (Bermuda) Ltd.               1,900,000             2.54%            74,483                 *

Argent Classic Convertible
   Arbitrage Fund L.P.                         1,000,000             1.34%            39,201                 *

JMG Capital Partners, LP                      10,750,000            14.38%           421,419              2.7%

JMG Triton Offshore Fund, Ltd.                10,750,000            14.38%           421,419              2.7%

SAM Investments LDC                           20,000,000            26.76%           784,037              5.0%

SuttonBrook Capital Portfolio LP               6,000,000             8.02%           235,211              1.5%

UBS AG London Branch                           6,500,000             8.69%           254,812              1.6%

Xavex Convertible Arbitrage 10
   Fund                                          100,000                 *             3,920                 *

All other holders of notes or future
transferees, pledgees, donees,
assignees or successors of any such
holders(3)(4)                                 15,250,000            20.40%           597,828              3.8%


      Total                                 $ 74,750,000              100%         2,930,338(5)          15.7%(6)

---------------

* Less than one percent.

(1)  Assumes conversion of all of the holder's notes at a conversion rate of
     39.20185 common shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under "Description of Notes - Conversion Rights." As a result, the number of common shares issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 15,766,611 common shares outstanding as of November 11, 2003. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of all such holder's notes, but we did not assume conversion of any other holder's notes.

(3) Information about other selling securityholders will be set forth in prospectus supplements or amendments to this prospectus, if required.

(4) Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of the notes, do not beneficially own any common shares other than the common shares issuable upon conversion of the notes at the initial conversion rate.

(5) Represents the number of common shares into which $74,750,000 principal amount of notes would be convertible at the conversion rate described in footnote 1 above.

(6) Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common shares outstanding as of November 11, 2003, plus the 2,930,338 common shares into which the $74,750,000 principal amount of notes are convertible.

         Only the selling securityholders identified above who beneficially own the notes set forth opposite each such selling securityholder's name in the foregoing table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement.

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of the notes by a purchaser of the notes, and of common shares issuable upon conversion of the notes. For purposes of this section under the heading "Federal Income Tax Considerations," references to Town and Country mean only The Town and Country Trust, and not our operating partnership or other subsidiaries, except as otherwise indicated.

         This summary is generally limited to holders that hold the notes, or common shares issuable upon conversion, as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances, or to holders subject to special rules, such as holders subject to the U.S. federal alternative minimum tax, dealers in securities, financial institutions, insurance companies, regulated investment companies, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, U.S. holders (as defined below) whose "functional currency" is not the U.S. dollar, persons that hold the notes or common shares in connection with a "straddle," "hedging," "conversion," "synthetic security" or other risk reduction transaction, and, except to the extent discussed below, tax-exempt organizations and foreign investors.

         The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code (the "Code"), Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service (the "IRS") now in effect, all of which are subject to change or differing interpretations. Prospective investors should particularly note that any such change could have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

         As used herein, the term "U.S. holder" means a beneficial owner of a note, or of common shares issuable upon conversion of the notes, that is for U.S. federal income tax purposes:

         -  an individual who is a citizen or resident of the United States;

         - a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

         - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

         - any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

         As used herein, the term "non-U.S. holder" means a beneficial owner of a note or of common shares that is not a U.S. holder.

         If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of a note or of common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and common shares.

         This discussion does not address the tax consequences arising under any state, local or foreign law. In addition, this summary does not consider the effect of the U.S. federal estate or gift tax laws (except as set forth below with respect to certain U.S. federal estate tax consequences to non-U.S. holders).

         THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR NOTES AND COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

TAX TREATMENT OF THE NOTES

U.S. HOLDERS

         Interest. A U.S. holder will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with the holder's regular method of tax accounting. Town and Country will be obligated to pay additional interest on the notes under certain circumstances described under "Description of the Notes -- Registration Rights." Although this matter is not free from doubt, such additional interest should be taxable as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. It is possible, however, that the IRS may take a different position, in which case the timing and amount of income inclusion may be different from that described above. U.S. holders should consult their tax advisors about payments of additional interest.

         Market Discount. A U.S. Holder who purchases a note for an amount less than its stated redemption price has market discount. A holder of a note with market discount generally will be required to treat any principal payments on, or any gain on the disposition or maturity of, such note as ordinary income to the extent of the accrued market discount not previously included in income, at the time of such payment or disposition. Market discount on a note will accrue on a straight-line basis, unless the U.S. Holder elects to accrue such discount on a constant yield to maturity basis. This election is irrevocable and applies only to the debt instrument for which the election is made. The U.S. Holder may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Generally, if a note with market discount is transferred in a specified nontaxable transaction (other than a non-recognition transaction described in Section 1276(c) of the Code), accrued market discount will be includable as ordinary income to the U.S. Holder as if such U.S. Holder sold the note at its fair market value. A U.S. Holder may be required to defer until the maturity of the note or, in some circumstances, its earlier disposition, the deduction for all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless an election to include market discount in income on a current basis is made.

         Amortizable Bond Premium. A U.S. holder who purchases a note for an amount greater than its stated redemption price at maturity has amortizable bond premium. A holder of a note with amortizable bond premium may elect to amortize the premium over the remaining term of the note, based on a yield-to-maturity method. A holder electing to amortize bond premium will offset the interest otherwise required to be included in such holder's income during the accrual period. An election to amortize bond premium generally applies to all taxable debt obligations held by the holder during or after the taxable year to which the election applies, and may be revoked only with the consent of the IRS. A holder's tax basis in notes is reduced by amortized bond premium. The notes are subject to call provisions at our option at various times, as described in this prospectus (see "-Description of the Notes - Optional Redemption"). A U.S. holder generally will calculate the amount of amortizable bond premium by reference to the stated maturity date, even if it appears likely the bond will be called. If a U.S. holder does not elect to amortize bond premium, the premium will decrease the gain or increase the loss it would otherwise recognize on disposition of the note.

         Sale, Redemption or Exchange of Notes. A U.S. holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange (other than a conversion of the note solely into common shares). The U.S. holder's gain or loss will equal the difference between the proceeds received by the holder (other than proceeds attributable to accrued but unpaid interest) and the holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such HOLDER. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. holder has not previously included the accrued but unpaid interest in taxable income. The gain or loss recognized by a U.S. holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the rates at which individuals are taxed on capital gains, with a maximum rate of 15 percent replacing the prior maximum rate of 20 percent through 2008. The deductibility of capital losses is subject to limitation.

         Conversion of the Notes. A U.S. holder generally will not recognize income, gain or loss upon conversion of the notes solely into our common stock, except with respect to cash received in lieu of fractional shares or to the extent that any common share received is considered attributable to accrued and unpaid interest not previously included in income, which will be taxable as ordinary interest income. The U.S. holder's tax basis in the common shares received on conversion will be the same as the holder's adjusted tax basis in the notes exchanged therefor at the time of conversion (reduced by any tax basis allocable to a fractional share for which cash is received), and the holding period for the common shares received on conversion generally will include the holding period of the notes that were converted. However, a U.S. holder's tax basis in shares of common share considered attributable to accrued but unpaid interest not previously included in income (or to cash tendered with notes converted after the record date for a particular interest payment date and prior to such interest payment date) generally will equal the amount of such accrued but unpaid interest (and/or cash), and the holding period for such shares shall begin on the date of conversion. Cash received in lieu of a fractional common share upon conversion of the notes generally will be treated as a payment in exchange for the fractional common share. Accordingly, the receipt of cash in lieu of a fractional common share generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share. The gain or loss recognized by a U.S. holder with respect to cash received in lieu of a fractional common share upon conversion of the notes into common shares will be long-term capital gain or loss if the holder held the note for more than one year at the time of such conversion.

         If we decide to satisfy the conversion obligation in part cash and part common stock, the holder will recognize gain realized in the exchange to the extent of cash received, but no loss will be recognized on such conversion. The holder's tax basis in the common share permitted to be received tax-free will equal the holder's tax basis in the corresponding note less the amount of cash received plus the amount of gain recognized on the conversion. The holder's holding period for the common share received will include the holding period for the corresponding note. Alternatively, in the event that we decide to satisfy the conversion obligation entirely in cash, the holder will recognize gain or loss equal to the difference between the proceeds received by such holder (excluding amounts allocated to interest) and the holder's adjusted tax basis in the note. See "-- Sale, Redemption or Exchange of Notes" above.

         Adjustment of Conversion Rate. The conversion rate of the notes is subject to adjustment in certain circumstances (see "-- Description of the Notes -- Conversion Rights -- Conversion Rate Adjustments"). Certain adjustments (or the failure to make such adjustments) to the conversion rate of the notes that increase a U.S. holder's proportionate interest in our assets or earnings and profits may result in a taxable constructive distribution to the holder, whether or not the holder ever converts the notes. This could occur, for example, if the conversion rate is adjusted to compensate holders of notes for distributions of cash or property to our stockholders. Such constructive distribution will be treated as a dividend for tax purposes, resulting in ordinary income, to the extent of our current or accumulated earnings and profits. As a result, U.S. holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property. Generally, a U.S. holder's tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion rate of the notes that increases the proportionate interest of the holders of outstanding common shares in our assets or earnings and profits, then such increase generally will be treated as a constructive distribution to such holders of common shares, taxable as described above. However, adjustments to the conversion rate made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of a holder will generally not be considered to result in a constructive distribution to such holder.

         Backup Withholding and Information Reporting. Noncorporate U.S. holders may be subject to IRS information reporting and backup withholding at the applicable rate (currently 28 percent) on payments of interest on the notes and proceeds from the sale or other disposition of the notes. Backup withholding will be imposed where the noncorporate U.S. holder:

         - fails to furnish its taxpayer identification number, referred to as a "TIN," or furnishes an incorrect TIN;

         - is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or

         - under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

         Payments made in respect of the notes or common shares (including proceeds received upon the sale, exchange, redemption, retirement or other disposition of the notes or common shares) must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

NON-U.S. HOLDERS

         Interest. Generally, payments of interest on the notes to, or on behalf of, a non-U.S. holder will be considered "portfolio interest," and will not be subject to U.S. federal income or withholding tax, provided such interest is not effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder, if:

         - such non-U.S. holder does not actually or by attribution (including treating the notes owned by such holder as common share on an as-converted basis) own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

         - such non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us, actually or by attribution, through stock ownership;

         - such non-U.S. holder is not a bank which has invested in the notes as an extension of credit in the ordinary course of its trade or business; and

         -  the certification requirements, as described below, are satisfied.

         See "-- Adjustment of Conversion Rate" below for certain withholding taxes that might be collected from interest payments on the notes.

         To satisfy the certification requirements referred to above, either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non- U.S. person and must provide such owner's name and address, and TIN, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, referred to as a "Financial Institution," and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or a suitable substitute form, under penalties of perjury, that it is a non-U.S. person and provides its name and address, or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). Special certification rules apply for notes held by foreign partnerships and other intermediaries.

         If interest on the note is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed in the next sentence are met), generally will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. holder. In order to claim an exemption from withholding tax, such a non- U.S. holder will be required to provide us with a properly executed IRS Form W-8ECI or a suitable substitute form certifying, under penalties of perjury, that the holder is a non-U.S. person and the interest is effectively connected with the holder's conduct of a U.S. trade or business and is includible in the holder's gross income. In addition, if such non-U.S. holder engaged in a U.S. trade or business is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

         Interest on notes not effectively connected with a U.S. trade or business and not excluded from U.S. federal withholding tax under the "portfolio interest" exception described above generally will be subject to withholding at a 30 percent rate, except where a non-U.S. holder is entitled to the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and demonstrates such eligibility to us and the IRS.

         Conversion of the Notes. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on the conversion of a note into our common shares. To the extent that a non-U.S. holder recognizes any gain as a result of the receipt of cash (including the receipt of cash in lieu of a fractional common share upon conversion), such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "-- Sale, Redemption or Exchange of the Notes" below. To the extent a non-U.S. holder receives upon conversion common shares that are attributable to accrued but unpaid interest not previously included in income, such stock may give rise to income that would be subject to the rules described above with respect to the taxation of interest. See "-- Non-U.S. Holders -- Interest" above.

         Adjustment of Conversion Rate. The conversion rate of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See "-- U.S. Holders -- Adjustment of Conversion Rate" above. In such case, the deemed distribution would be subject to the rules regarding taxation and withholding of U.S. federal tax on dividends in respect of common shares. See "Federal Income Tax Considerations -- Taxation of Shareholders -- Taxation of Non-U.S. Shareholders -- Distributions" below. Any resulting withholding tax attributable to deemed dividends would be collected from interest payments made on the notes.

         Sale, Redemption or Exchange of the Notes. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition (including a redemption) of a note unless:

         - the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

         - the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder (and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained in the United States); or

         - the notes constitute a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as FIRPTA. The notes will not constitute a U.S. real property interest for purposes of FIRPTA if we are a domestically-controlled REIT. We will be a domestically-controlled REIT if at all times during a specified testing period, less than 50 percent in value of our stock is held directly or indirectly by non-U.S. persons. We believe that currently we are a domestically-controlled REIT and, therefore, that a sale of the notes would not be subject to taxation under FIRPTA. Because our common shares are publicly traded, however, no assurance can be given that we are or will continue to be a domestically-controlled REIT.

If gain on the sale or exchange of notes were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In that case, withholding tax would apply and the amount withheld would be creditable against such non-U.S. holder's U.S. federal income tax liability.

         Backup Withholding and Information Reporting. We must report annually to the IRS and to each non- U.S. holder the amount of interest or dividends paid to that holder and the amount of any tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty. Copies of the information returns reporting those payments of interest or dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. A non- U.S. holder generally will not be subject to additional information reporting or to backup withholding at the applicable rate (currently 28 percent) with respect to payments of interest on the notes or to information reporting or backup withholding with respect to proceeds from the sale or other disposition of the notes to or through a U.S. office of any broker, as long as the holder:

         - has furnished to the payor or broker a valid IRS Form W-8BEN or a suitable substitute form certifying, under penalties of perjury, its status as a non-U.S. person;

         - has furnished to the payor or broker other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury regulations; or

         -  otherwise establishes an exemption.

         The payment of the proceeds from the sale or other disposition of the notes to or through a foreign office of a broker generally will not be subject to backup withholding or, except in cases in which the broker has certain relationships to the United States, information reporting.

         Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable, and the filing of a U.S. tax return for purposes of claiming a credit or refund of such backup withholding.

         U.S. Estate Tax. Notes owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for U.S. federal estate tax purposes) of the United States at the time of death, referred to as a "nonresident decedent," will not be includible in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of such nonresident decedent's death, provided that, at the time of death, the nonresident decedent does not own, actually or by attribution, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and payments with respect to such notes would not have been effectively connected with the conduct of a U.S. trade or business by the nonresident decedent.

         Common shares owned or treated as owned by a nonresident decedent will be includible in the nonresident decedent's gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent's death. See "Federal Income Tax Considerations -- Taxation of Shareholders -- Taxation of Non- U.S. Holders -- Estate Tax" below. Subject to applicable treaty limitations, if any, a nonresident decedent's estate may be subject to U.S. federal estate tax on property includible in the estate for U.S. federal estate tax purposes. The preceding discussion of certain U.S. federal income tax and certain U.S. estate tax consequences is for general information only and is not tax advice. Accordingly, you should consult your tax advisor as to particular tax consequences to you of purchasing, holding and disposing of the notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

TAXATION OF TOWN AND COUNTRY

         Town and Country elected to be taxed as a real estate investment trust, or REIT, beginning with our initial taxable year which ended on December 31, 1993. Town and Country believes that it was organized and has operated in such a manner as to qualify as a REIT, and intends to continue to operate in such a manner. Qualification and taxation as a REIT depends, however, on the ability of Town and Country to meet, on a continuing basis, various requirements described below, including requirements relating to the sources of income, the composition of assets, distribution levels, and diversity of share ownership. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of Town and Country, no assurance can be given that Town and Country will so qualify for any particular year.

TAXATION OF REITS IN GENERAL

         As indicated above, qualification and taxation as a REIT depends upon the ability of Town and Country to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "-- Requirements for Qualification -- General." While Town and Country intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge its qualification, or that it will be able to operate in accordance with the REIT requirements in the future. See "Federal Income Tax Considerations -- Failure to Qualify."

         Provided that Town and Country qualifies as a REIT, it generally will be entitled to a deduction for dividends that it pays and therefore will not be subject to federal corporate income tax on its net income that is currently distributed to its shareholders. This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels that historically has resulted from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the shareholder level upon a distribution of dividends by the REIT.

         The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"), among other things, generally lowers the rate at which shareholders who are individuals are taxed on corporate dividends, from a maximum of 38.6 percent (as ordinary income) to a maximum of 15 percent (the same as long-term capital gains), for the 2003 through 2008 tax years, thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by shareholders from Town and Country or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35 percent through 2010.

         Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the shareholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See "Taxation of Shareholders."

         If Town and Country qualifies as a REIT, it will nonetheless be subject to federal tax in the following circumstances:

         - Town and Country generally will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

         - Town and Country may be subject to the "alternative minimum tax" on its items of tax preference, including any deductions of net operating losses.

         - If Town and Country fails to satisfy the 75 percent gross income test or the 95 percent gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100 percent tax on an amount equal to (a) the greater of the amount by which Town and Country fails the 75 percent or the 95 percent gross income test, as the case may be, multiplied by (b) a fraction intended to reflect the profitability of Town and Country.

         - If Town and Country fails to distribute during each calendar year at least the sum of (a) 85 percent of its REIT ordinary income for such year, (b) 95 percent of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, Town and Country will be subject to a 4 percent excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed, plus (ii) retained amounts on which income tax is paid at the corporate level.

         - Town and Country may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT's shareholders, as described below in "-- Requirements for Qualification -- General."

         - If Town and Country has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, such income will be subject to a 100 percent tax. See "-- Prohibited Transactions" below.

         - A 100 percent excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

         - If Town and Country acquires appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in the hands of Town and Country is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, Town and Country may be subject to tax on such preacquisition appreciation at the highest corporate income tax rate then applicable if it subsequently recognizes gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

         - Town and Country may form subsidiaries or acquire interests in other lower-tier entities that are subchapter C corporations, the earnings of which could be subject to federal corporate income tax.

         - In addition, Town and Country and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on their assets and operations. Town and Country could also be subject to tax in situations and on transactions not presently contemplated.

REQUIREMENTS FOR QUALIFICATION -- GENERAL

         The Code defines a REIT as a corporation, trust or association:

                  (1) that is managed by one or more trustees or directors;

                  (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

                  (3) that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

                  (4) that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

                  (5) the beneficial ownership of which is held by 100 or more persons;

                  (6) in which, during the last half of each taxable year, not more than 50 percent in value of the outstanding shares are owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified entities); and

                  (7) which meets other tests described below, including with respect to the nature of its income and assets.

         The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Town and Country's charter provides restrictions regarding the ownership and transfer of its shares, which are intended to assist in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

         To monitor compliance with the share ownership requirements, Town and Country is generally required to maintain records regarding the actual ownership of its shares. To do so, Town and Country must demand written statements each year from the record holders of significant percentages of its shares in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by Town and Country. A list of those persons failing or refusing to comply with this demand must be maintained as part of the records of Town and Country. Failure by Town and Country to comply with these record-keeping requirements could subject it to monetary penalties. If Town and Country satisfies these requirements and has no reason to know that condition (6) is not satisfied, it will be deemed to have satisfied such condition. A shareholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

         In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. Town and Country satisfies this requirement.

EFFECT OF SUBSIDIARY ENTITIES

         Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets, and to earn its proportionate share of the partnership's income, for purposes of the asset and gross income tests applicable to REITs as described below. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, Town and Country's proportionate share, based upon its percentage capital interest, of the assets and items of income of partnerships in which it owns an equity interest (including its interests in the operating partnership and in lower-tier partnerships), are treated as assets and items of income of Town and Country for purposes of applying the REIT requirements described below. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in "Tax Aspects of Investments in Partnerships."

         Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary", that subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a "taxable REIT subsidiary" as described below, that is wholly-owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Other entities that are wholly-owned by a REIT, including single member limited liability companies, are also generally disregarded as a separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which Town and Country holds an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

         In the event that a disregarded subsidiary of Town and Country ceases to be wholly-owned -- for example, if any equity interest in the subsidiary is acquired by a person other than Town and Country or another disregarded subsidiary of Town and Country -- the subsidiary's separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect Town and Country's ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10 percent of the securities of another corporation. See "-- Asset Tests" and "-- Income Tests."

         Taxable Subsidiaries. A REIT, in general, may jointly elect with subsidiary corporations, whether or not wholly-owned, to treat the subsidiary corporation as a taxable REIT subsidiary ("TRS"). The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by Town and Country and its subsidiaries in the aggregate, and Town and Country's ability to make distributions to its shareholders.

         A REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees or foreign currency gains). Although Town and Country does not currently have any taxable subsidiary corporations, such entities could be formed or acquired in the future.

INCOME TESTS

         In order to maintain qualification as a REIT, Town and Country annually must satisfy two gross income requirements. First, at least 75 percent of Town and Country's gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions", must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from other REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95 percent of Town and Country's gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75 percent income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

         Rents received by Town and Country will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as "rents from real property" unless it constitutes 15 percent or less of the total rent received under the lease.

         Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue. Town and Country and its affiliates are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, Town and Country and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1 percent of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150 percent of the direct cost of providing the services. Moreover, Town and Country is permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements.

         To the extent that a REIT derives income from the rental of real property where all or a portion of the amount of rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the lessee. Also, rental income will qualify as rents from real property only to the extent that Town and Country does not directly or constructively hold a 10 percent or greater interest, as measured by vote or value, in the lessee's equity.

         Town and Country could, in the future, receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95 percent gross income test, but not under the 75 percent gross income TEST. Any dividends received by Town and Country from a REIT will be qualifying income in Town and Country's hands for purposes of both the 95 percent and 75 percent income tests.

         If Town and Country fails to satisfy one or both of the 75 percent or 95 percent gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code. These relief provisions generally will be available if the failure of Town and Country to meet these tests was due to reasonable cause and not due to willful neglect, Town and Country attaches to its tax return a schedule of the sources of its income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether Town and Country would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving Town and Country, Town and Country will not qualify as a REIT. As discussed above under "-- Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the amount by which Town and Country fails to satisfy the particular gross income test.

ASSET TESTS

         Town and Country, at the close of each calendar quarter, must also satisfy four tests relating to the nature of its assets. First, at least 75 percent of the value of the total assets of Town and Country must be represented by some combination of "real estate assets", cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and certain mortgage loans. Assets that do not qualify for purposes of the 75 percent test are subject to the additional asset tests described below.

         The second asset test is that the value of any one issuer's securities owned by Town and Country may not exceed 5 percent of the value of Town and Country's total assets. Third, Town and Country may not own more than 10 percent of any one issuer's outstanding securities, as measured by either voting power or value. The 5 percent and 10 percent asset tests do not apply to securities of TRSs, and the 10 percent value test does not apply to "straight debt" having specified characteristics. Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20 percent of the value of the REIT's total assets. Town and Country does not currently hold any material securities that would be subject to the 5 percent, 10 percent, or 20 percent asset tests.

         Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of the asset tests, unless it is a qualifying mortgage asset or otherwise satisfies the rules for "straight debt".

         Town and Country believes that its holdings of securities and other assets will comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. Independent appraisals have not been obtained, however, to support Town and Country's conclusions as to the value of all of its assets. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Accordingly, there can be no assurance that Town and Country will satisfy the REIT asset requirements in each period.

ANNUAL DISTRIBUTION REQUIREMENTS

         In order to qualify as a REIT, Town and Country is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to:

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

         (a)  the sum of

                  (1) 90 percent of the "REIT taxable income" of Town and Country (computed without regard to the deduction for dividends paid and net capital gains of Town and Country), and

                  (2) 90 percent of the net income, if any, (after tax) from foreclosure property (as described below), minus

         (b)  the sum of specified items of non-cash income.

         These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Town and Country timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by Town and Country, they must not be "preferential dividends". A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class, and is in accordance with the preferences among different classes of shares as set forth in the organizational documents.

         To the extent that Town and Country distributes at least 90 percent, but less than 100 percent, of its "REIT taxable income," as adjusted, it will be subject to tax at ordinary corporate tax rates on the retained portion. Town and Country may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, Town and Country could elect to have its shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their share of the tax paid by Town and Country. Shareholders of Town and Country would then increase the adjusted basis of their Town and Country shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares.

         To the extent that a REIT has any net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of shareholders, of any distributions that are actually made by the REIT, which are generally taxable to shareholders to the extent that the REIT has current or accumulated earnings and profits. See "-- Taxation of Shareholders -- Taxation of Taxable U.S. Shareholders -- Distributions."

         If Town and Country fails to distribute during each calendar year at least the sum of (a) 85 percent of its REIT ordinary income for such year, (b) 95 percent of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, Town and Country will be subject to a 4 percent excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed and (y) the amounts of income retained on which it has paid corporate income tax. Town and Country intends to make timely distributions so that it is not subject to the 4 percent excise tax.

         It is possible that Town and Country, from time to time, may not have sufficient cash to meet the distribution requirements due differences between its cash flows and the measure of its taxable income. Such differences could arise, for example, because of cash outlays that are not deductible in computing taxable income, such as when cash is used to repay principal on indebtedness or to acquire or improve real estate or other fixed assets. In the event that such differences between cash flows and taxable income occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

         Town and Country may be able to cure a failure to meet the distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in Town and Country's deduction for dividends paid for the earlier year. In this case, Town and Country may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends. However, Town and Country will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

         If Town and Country fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Town and Country will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Town and Country is not a REIT will not be deductible by Town and Country, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, distributions to shareholders generally will be taxable in the case of shareholders who are individuals, at preferential rates, pursuant to the 2003 Act, and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless Town and Country is entitled to relief under specific statutory provisions, Town and Country will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, Town and Country will be entitled to this statutory relief.

PROHIBITED TRANSACTIONS

         Net income derived from a prohibited transaction is subject to a 100 percent tax. The term "prohibited transaction" generally includes a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of a trade or business by a REIT, or by a lower-tier pass-through entity in which the REIT holds an equity interest. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. Town and Country believes that it does not hold, and does not expect to hold, assets that would be subject to the prohibited transaction rules. No assurance can be given, however, that any particular property in which Town and Country holds a direct or indirect interest will not be treated as property held for sale to customers, or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100 percent tax would not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

DERIVATIVES AND HEDGING TRANSACTIONS

         Town and Country and its subsidiaries may engage in hedging transactions with respect to interest rate exposure on one or more of their assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that Town and Country or a passthrough subsidiary enters into such a contract to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets, any periodic income from the instrument, or gain from the disposition of it, would be qualifying income for purposes of the REIT 95 percent gross income test, but not for the 75 percent gross income test. To the extent that Town and Country hedges with other types of financial instruments or in other situations, the resultant income may be treated as income that does not qualify under either the 95 percent or 75 percent income tests. Town and Country intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT. Town and Country might in the future conduct hedging activities through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that Town and Country's hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, and will not adversely affect Town and Country's ability to satisfy the REIT qualification requirements.

LIKE-KIND EXCHANGES

         Town and Country has disposed of, and may from time to time dispose of, properties in transactions that are intended to qualify as "like-kind exchanges" pursuant to section 1031 of the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The tax rules governing like-kind exchanges are technical and complex, and their application is subject to uncertainties. Town and Country has not obtained a ruling from the IRS with respect to the treatment of such transactions. The failure of any such transaction to qualify as a like-kind exchange could cause Town and Country to recognize additional income for federal income tax purposes, on which Town and Country could be required to pay tax or make additional distributions.

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

TAX ASPECTS OF INVESTMENTS IN PARTNERSHIPS

GENERAL

         Town and Country holds direct and indirect interests in entities that are classified as partnerships for federal income tax purposes, including its interest in the operating partnership and in lower-tier subsidiary partnerships. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. Town and Country will include in its income its proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Town and Country will include its proportionate share of assets held by subsidiary partnerships. See "Taxation of Town and Country -- Effect of Subsidiary Entities -- Ownership of Partnership Interests."

ENTITY CLASSIFICATION

         The investment by Town and Country in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of Town and Country's subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of the assets of Town and Country and items of gross income of Town and Country would change and could preclude Town and Country from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10 percent of the voting securities, or more than 10 percent of the securities by value, of a corporation) or the gross income tests as discussed in "Taxation of Town and Country -- Asset Tests" and "-- Income Tests," and in turn could prevent Town and Country from qualifying as a REIT. See "Taxation of Town and Country -- Failure to Qualify," above, for a discussion of the effect of the failure of Town and Country to meet these tests for a taxable year. In addition, any change in the status of any of Town and Country's subsidiary partnerships for tax purposes might be treated as a taxable event, in which case Town and Country could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

TAX ALLOCATIONS WITH RESPECT TO PARTNERSHIP PROPERTIES

         Under the Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

         To the extent that any subsidiary partnership of Town and Country acquires, or has acquired, appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e. non-contributing) partners. As a result, partners, including Town and Country, in subsidiary partnerships, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership's properties than would be the case if all of the partnership's assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause Town and Country to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect Town and Country's ability to comply with the REIT distribution requirements discussed above.

TAXATION OF SHAREHOLDERS

TAXATION OF TAXABLE U.S. SHAREHOLDERS

         This section summarizes the taxation of U.S. holders that are not tax-exempt organizations on common shares received upon the conversion of the notes.

         Distributions. Provided that Town and Country qualifies as a REIT, distributions made to its taxable U.S. holders out of current or accumulated earnings and profits, and not designated as capital gain dividends, generally will be taken into account by them as ordinary income but will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individuals who receive dividends from taxable C corporations pursuant to the 2003 Act. An exception applies, however, and individual holders are taxed at such rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) income that the REIT previously retained in the prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from taxable corporations, or (iii) income from sales of appreciated property acquired from C corporations in carryover basis transactions.

         In addition, distributions from Town and Country that are designated as capital gain dividends will be taxed to shareholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of Town and Country for the taxable year, without regard to the period for which the shareholder has held its shares. A similar treatment will apply to long-term capital gains retained by Town and Country, to the extent that Town and Country elects the application of provisions of the Code that treat shareholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to shareholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate shareholders may be required to treat up to 20 percent of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15 percent (through 2008) in the case of shareholders who are individuals, and 35 percent for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25 percent maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

         Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the holder's common shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a holder's common shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by Town and Country in October, November or December of any year and payable to a holder of record on a specified date in any such month will be treated as both paid by Town and Country and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by Town and Country before the end of January of the following calendar year.

         To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "Taxation of Town and Country -- Annual Distribution Requirements." Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor do they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of shareholders to the extent that the REIT has current or accumulated earnings and profits.

         Dispositions of Common Shares. In general, capital gains recognized by individuals and other noncorporate shareholders upon the sale or disposition of Town and Country common shares will, pursuant to the 2003 Act, be subject to a maximum federal income tax rate of 15 percent for taxable years through 2008, if the Town and Country common shares are held for more than 12 months (including the prior period of ownership of the notes exchanged therefor), and will be taxed at ordinary income rates (of up to 35 percent through 2010) if the Town and Country shares are treated as held for 12 months or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35 percent, whether or not classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of Town and Country common shares held for more than one year at the time of disposition (including the prior period of ownership of the notes) will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of common shares by a holder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from Town and Country that are required to be treated by the shareholder as long-term capital gain.

         If a holder recognizes a loss upon a subsequent disposition of Town and Country common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, that, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of Town and Country common shares, or transactions that might be undertaken directly or indirectly by Town and Country. Moreover, you should be aware that Town and Country and other participants in transactions involving Town and Country (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

TAXATION OF NON-U.S. SHAREHOLDERS

         The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of Town and Country common shares applicable to non-U.S. holders who receive common shares upon a conversion of notes. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of United States federal income and estate taxation.

         Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of the earnings and profits of Town and Country which are not attributable to capital gains of Town and Country and which are not effectively connected with a U.S. trade or business of the non-U.S. holder generally will be subject to U.S. withholding tax at the rate of 30 percent, unless reduced by treaty.

         In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Town and Country common shares. In cases where the dividend income from a non-U.S. holder's investment in common shares is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates on a net income basis, in the same manner as U.S. holders are taxed with respect to such dividends, and may also be subject to the 30 percent branch profits tax in the case of a non-U.S. holder that is a corporation.

         Non-Dividend Distributions. Unless Town and Country common shares constitute a U.S. real property interest (a "USRPI"), distributions by Town and Country which are not dividends out of the earnings and profits of Town and Country will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of Town and Country's current and accumulated earnings and profits. If Town and Country common shares constitute a USRPI, as described below, distributions by Town and Country in excess of the sum of its earnings and profits plus the holder's basis in its common shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. holder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10 percent of the amount by which the distribution exceeds the holder's share of Town and Country's earnings and profits.

         Capital Gain Dividends. Under FIRPTA, a distribution made by Town and Country to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs held by Town and Country directly or through pass-through subsidiaries ("USRPI capital gains "), will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, Town and Country will be required to withhold tax equal to 35 percent of the amount of dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30 percent branch profits tax in the hands of a non-U.S. holder that is a corporation. Capital gain dividends received by a non-U.S. holder from a REIT that are not USRPI capital gains are generally not subject to U.S. income tax, but may be subject to withholding tax.

         Dispositions of Common Shares. Unless Town and Country common shares constitute a USRPI, a sale of the shares by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The shares will not be treated as a USRPI if less than 50 percent of Town and Country's assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

         Even if the foregoing test is not met, Town and Country common shares nonetheless will not constitute USRPIs if Town and Country is a "domestically-controlled REIT." A domestically-controlled REIT is a REIT in which, at all times during a specified testing period, less than 50 percent in value of its shares is held directly or indirectly by non-U.S. holders. Town and Country believes that it is, and it expects to continue to be, a domestically-controlled REIT and, therefore, the sale of Town and Country common shares should not be subject to taxation under FIRPTA. Because Town and Country shares are publicly traded, however, no assurance can be given that Town and Country will be a domestically-controlled REIT.

         In the event that Town and Country does not constitute a domestically-controlled REIT, a non- U.S. holder's sale of common shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) the common shares are "regularly traded," as defined by applicable Treasury Department regulations, on an established securities market, and (b) the selling non-U.S. holder held 5 percent or less of Town and Country's outstanding common shares at all times during a specified testing period.

         If gain on the sale of Town and Country common shares were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the common shares could be required to withhold 10 percent of the purchase price and remit such amount to the IRS.

         Gain from the sale of Town and Country common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (a) if the non- U.S. holder's investment in the Town and Country common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (b) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30 percent tax on the individual's capital gain.

         Estate Tax. Town and Country common shares owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held its Town and Country common shares as "debt financed property" within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (2) the Town and Country common shares are not otherwise used in an unrelated trade or business, distributions from Town and Country and income from the sale of the Town and Country common shares should not give rise to UBTI to a tax-exempt shareholder.

         Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from Town and Country as UBTI.

         In certain circumstances, a pension trust that owns more than 10 percent of Town and Country's shares could be required to treat a percentage of the dividends from Town and Country as UBTI, if Town and Country is a "pension-held REIT." Town and Country will not be a pension-held REIT unless either (A) one pension trust owns more than 25 percent of the value of Town and Country's shares, or (B) a group of pension trusts, each individually holding more than 10 percent of the value of Town and Country's shares, collectively owns more than 50 percent of the value of such shares, and certain other requirements are met. Certain restrictions on ownership and transfer of Town and Country's shares should generally prevent a tax-exempt entity from owning more than 10 percent of the value of Town and Country's shares, or Town and Country from becoming a pension-held REIT.

TAX-EXEMPT SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF OWNING TOWN AND COUNTRY COMMON SHARES.

OTHER TAX CONSIDERATIONS

LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

         The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in Town and Country.

         The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the rates at which individuals are taxed on capital gains (a maximum rate of 15 percent replaces the prior maximum rate of 20 percent, through 2008), and capital gains from the sale of REIT shares and REIT debt are eligible for the reduced rates. Tax rates for individuals on dividends received from taxable C corporations were also reduced (with the maximum rate falling from 38.6 percent to 15 percent for tax years through 2008), although dividends received from REITs would generally continue to be taxed at regular ordinary income rates (now at a maximum of 35 percent through 2010). This change in the tax treatment of dividends could cause investors to perceive investments in REITs to be comparatively less attractive than investments in other corporations, which could adversely affect the value of the shares of REITs, including Town and Country.

STATE, LOCAL AND FOREIGN TAXES

         Town and Country and its subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. Town and Country owns interests in properties located in a number of jurisdictions, and files tax returns in certain of those jurisdictions. The state, local or foreign tax treatment of Town and Country and its shareholders may not conform to the federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in the notes or in common shares of Town and Country.


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                              PLAN OF DISTRIBUTION

         The selling securityholders will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the common shares by the selling securityholders. In connection with the initial offering of the notes, we entered into a registration rights agreement dated as of August 4, 2003 with the initial purchaser of the notes. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of those rules. We are registering the notes and common shares covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the common shares covered by this prospectus.

         The selling securityholders may sell all or a portion of the notes and common shares beneficially owned by them and offered hereby from time to time:

         -  directly; or

         - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the notes and common shares for whom they may act as agent.

         The notes and the common shares may be sold from time to time in one or more transactions at:

         -  fixed prices, which may be changed;

         -  prevailing market prices at the time of sale;

         -  varying prices determined at the time of sale; or

         -  negotiated prices.

         These prices will be determined by the securityholders or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or common shares offered by them hereby will be the purchase price of the notes or common shares less discounts and commissions, if any. The sales described in the preceding paragraph may be effected in transactions:

         - on any national securities exchange or quotation service on which the notes or common shares may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common shares;

         -  in the over-the counter market;

         - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

         -  through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with sales of the notes and common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and common shares in the course of hedging their positions. The selling securityholders may also sell the notes and common shares short and deliver the notes and common shares to



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

close out short positions, or loan or pledge notes and common shares to broker-dealers that in turn may sell the notes and common shares.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the common shares by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes and the common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes or the common shares by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         The notes were issued and sold in August 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify the initial purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, against specified liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act.

         The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common shares issuable upon conversion of the notes by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the common shares issuable upon conversion of the notes to engage in market-making activities with respect to the particular notes and the common shares being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the notes and the common shares issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the common shares issuable upon conversion of the notes.

                                  LEGAL MATTERS

         Certain legal matters regarding the notes and the common shares into which the notes are convertible will be passed upon for us by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our current report on Form 8-K filed with the SEC on September 24, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Ernst & Young LLP, independent auditors, have audited the Combined Statement of Certain Revenues and Certain Operating Expenses of the Berkshire Properties included in our current report on Form 8-K/A filed with the SEC on June 24, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Statement of Certain Revenues and Certain Operating Expenses of the Berkshire Properties is incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.



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